UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

BBVA

BBVA Creating Opportunities

January-June 2018

2Q18

2

BBVA Group highlights

BBVA Group highlights

(Consolidated figures)

	IFRS 9		IAS 39
	30-06-18	Δ %	30-06-17	31-12-17
Balance sheet (million euros)
Total assets	689,632	(1.8)	702,429	690,059
Loans and advances to customers (gross)	390,661	(8.0)	424,405	400,369
Deposits from customers	367,312	(6.9)	394,626	376,379
Other customer funds	132,522	(3.3)	137,043	134,906
Total customer funds	499,834	(6.0)	531,669	511,285
Total equity	52,087	(4.8)	54,727	53,323
Income statement (million euros)
Net interest income	8,643	(1.8)	8,803	17,758
Gross income	12,074	(5.1)	12,718	25,270
Operating income	6,131	(4.3)	6,407	12,770
Profit/(loss) before tax	4,443	10.2	4,033	6,931
Net attributable profit	2,649	14.9	2,306	3,519
The BBVA share and share performance ratios
Number of shares (million)	6,668	0.0	6,668	6,668
Share price (euros)	6.07	(16.4)	7.27	7.11
Earning per share (euros) (1)	0.37	14.5	0.33	0.48
Book value per share (euros)	6.89	(4.0)	7.18	6.96
Tangible book value per share (euros)	5.63	(3.3)	5.82	5.69
Market capitalization (million euros)	40,501	(16.4)	48,442	47,422
Yield (dividend/price; %)	4.0		5.1	4.2
Significant ratios (%)
ROE (net attributable profit/average shareholders’ funds +/- average accumulated other comprehensive income) (2)	11.7		9.7	7.4
ROTE (net attributable profit/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (2)	14.3		12.1	9.1
ROA (Profit or loss for the year/average total assets)	0.95		0.82	0.68
RORWA (Profit or loss for the year/average risk-weighted assets - RWA)	1.81		1.53	1.27
Efficiency ratio	49.2		49.6	49.5
Cost of risk	0.82		0.93	0.89
NPL ratio	4.4		4.8	4.6
NPL coverage ratio	71		71	65
Capital adequacy ratios (%)
CET1 fully-loaded	10.8		11.1	11.1
CET1 phased-in (3)	11.1		11.8	11.7
Tier 1 phased-in (3)	12.8		13.0	13.0
Total ratio phased-in (3)	15.5		15.5	15.5
Other information
Number of shareholders	890,821	(2.1)	910,330	891,453
Number of employees	131,784	(0.4)	132,321	131,856
Number of branches	8,141	(3.3)	8,421	8,271
Number of ATMs	31,530	1.1	31,194	31,688

General note: data as of 30-06-17 and 31-12-17 are presented for comparison purposes only.

(1)	Adjusted by additional Tier 1 instrument remuneration.
(2)	The ROE and ROTE ratios include, in the denominator, the Group’s average shareholders’ funds and take into account the item called “Accumulated other comprehensive income”, which forms part of the equity. Excluding this item, the ROE would stand at 9.7%, in the first half of 2018; 8.6%, in the first half of 2017; and 6.4%, in 2017; and the ROTE at 11.5%, 10.5% and 7.7%, respectively.
(3)	As of June 30, 2018 phased-in ratios include the temporary treatment on the impact of IFRS9 , calculated in accordance with Article 473 bis of Capital Requirements Regulation (CRR). For 2017, the capital ratios are calculated under CRD IV from Basel III regulation, in which a phase-in of 80% is applied.

3

Group information

Relevant events

Results (pages 5-11)

•	Generalized growth in more recurrent revenue in practically all geographic areas.

•	Operating expenses remain under control, leading to an improvement in the efficiency ratio.

•	Lower amount of impairment on financial assets not measured at fair value through profit or loss (hereinafter, “impairment losses on financial assets”).

•	As a result, the net attributable profit was €2,649m, 14.9% higher than the first half of 2017.

Balance sheet and business activity (pages 12-13)

•	Loans and advances to customers (gross) increase in emerging geographies and the United States, but decline in Spain.

•	Non-performing loans continue to improve.

•	Within the off-balance-sheet funds, mutual funds continue to perform positively.

Solvency (pages 14-15)

•	The capital position is above regulatory requirements.

•	BBVA has received a communication from the Bank of Spain regarding its minimum requirement for own funds and eligible liabilities (MREL requirement), as determined by the Single Resolution Board (SRB). The Group estimates that it currently meets this MREL requirement.

•	Issuance of the so-called green bonds for €1 billion (senior non-preferred debt).

Risk management (pages 16-19)

•	Good performance of the main credit-risk metrics over the first six months of the year: as of 30-June-2018, the NPL ratio closed at 4.4%, the NPL coverage ratio at 71% and the cumulative cost of risk at 0.82%.

4

Transformation

•	The Group’s digital and mobile customer base and digital sales continue to increase in all the geographic areas where BBVA operates.

Other matters of interest

•	On July 6, BBVA has completed the sale of approximately 68.2% of its stake in BBVA Chile. The impacts of this transaction will be reflected in the Group’s financial statements for the third quarter of 2018.

Impact of the initial implementation of IFRS 9

•	The figures corresponding to the first half of 2018 are prepared under International Financial Reporting Standard 9 (IFRS 9), which entered into force on January 1, 2018. This new accounting standard does not require the comparative information from prior periods, so the comparative figures shown for the year 2017 have been prepared in accordance with the IAS 39 (International Accounting Standard 39) regulation in force at that time.

•	The impacts derived from the first application of IFRS 9, as of January 1, 2018, have been registered with a charge to reserves of approximately €900m mainly due to the allocation of provisions based on expected losses, compared to the model of losses incurred under the previous IAS 39.

•	In capital, the impact derived from the first application of IFRS 9 has been a reduction of 31 basis points with respect to the fully-loaded CET1 ratio of December 2017.

•	With respect to the main risk metrics, the exposure to non-performing loans hardly changed, lending fell due to reclassification of portfolios and the NPL coverage ratio rose as a result of the increase in loan-loss provisions.

5

Results

BBVA generated a net attributable profit of €2,649m in the first half of 2018, which represents a year-on-year increase of 14.9% (29.5% at constant exchange rates). Once more, it is important to highlight the good performance of recurring revenue, containment of operating expenses and lower loan-loss impairments and provisions, which offset the lower contribution from net trading income (NTI) compared to the same period the previous year.

Consolidated income statement: quarterly evolution

(Million euros)

	IFRS 9		IAS 39
	2018			2017
	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,355	4,288	4,557	4,399	4,481	4,322
Net fees and commissions	1,256	1,236	1,215	1,249	1,233	1,223
Net trading income	297	410	552	347	378	691
Dividend income	72	12	86	35	169	43
Share of profit or loss of entities accounted for using the equity method	6	8	5	6	(2)	(5)
Other operating income and expenses	(10)	142	(54)	154	77	108
Gross income	5,977	6,096	6,362	6,189	6,336	6,383
Operating expenses	(2,963)	(2,979)	(3,114)	(3,075)	(3,175)	(3,137)
Personnel expenses	(1,560)	(1,566)	(1,640)	(1,607)	(1,677)	(1,647)
Other administrative expenses	(1,105)	(1,106)	(1,143)	(1,123)	(1,139)	(1,136)
Depreciation	(299)	(307)	(331)	(344)	(359)	(354)
Operating income	3,014	3,117	3,248	3,115	3,161	3,246
Impairment on financial assets not measured at fair value through profit or loss	(788)	(823)	(1,885)	(976)	(997)	(945)
Provisions or reversal of provisions	(86)	(99)	(180)	(201)	(193)	(170)
Other gains (losses)	67	41	(267)	44	(3)	(66)
Profit/(loss) before tax	2,207	2,237	916	1,982	1,969	2,065
Income tax	(602)	(611)	(499)	(550)	(546)	(573)
Profit/(loss) for the year	1,604	1,626	417	1,431	1,422	1,492
Non-controlling interests	(295)	(286)	(347)	(288)	(315)	(293)
Net attributable profit	1,309	1,340	70	1,143	1,107	1,199
Net attributable profit excluding results from corporate operations	1,309	1,340	70	1,143	1,107	1,199
Earning per share (euros) (1)	0.18	0.19	(0.00)	0.16	0.16	0.17

(1)	Adjusted by additional Tier 1 instrument remuneration.

6

Consolidated income statement

(Million euros)

	IFRS 9			IAS 39
	1H18	Δ %	Δ % at constant exchange rates	1H17
Net interest income	8,643	(1.8)	9.4	8,803
Net fees and commissions	2,492	1.5	11.3	2,456
Net trading income	708	(33.8)	(30.4)	1,069
Dividend income	84	(60.6)	(59.7)	212
Share of profit or loss of entities accounted for using the equity method	14	n.s.	n.s.	(8)
Other operating income and expenses	133	(28.4)	(17.8)	185
Gross income	12,074	(5.1)	4.8	12,718
Operating expenses	(5,942)	(5.8)	2.9	(6,311)
Personnel expenses	(3,125)	(6.0)	2.7	(3,324)
Other administrative expenses	(2,211)	(2.8)	6.8	(2,275)
Depreciation	(606)	(14.9)	(8.4)	(712)
Operating income	6,131	(4.3)	6.8	6,407
Impairment on financial assets not measured at fair value through profit or loss	(1,611)	(17.0)	(9.0)	(1,941)
Provisions or reversal of provisions	(185)	(49.0)	(48.3)	(364)
Other gains (losses)	108	n.s.	n.s.	(69)
Profit/(loss) before tax	4,443	10.2	25.5	4,033
Income tax	(1,213)	8.3	21.5	(1,120)
Profit/(loss) for the year	3,230	10.9	27.0	2,914
Non-controlling interests	(581)	(4.3)	17.0	(607)
Net attributable profit	2,649	14.9	29.5	2,306
Net attributable profit excluding results from corporate operations	2,649	14.9	29.5	2,306
Earning per share (euros) (1)	0.37			0.33

(1)	Adjusted by additional Tier 1 instrument remuneration.

Unless expressly indicated otherwise, to better understand the changes in the main headings of the Group’s income statement, the year-on-year percentage changes given below refer to constant exchange rates.

Gross income

Gross income in the first half of 2018 grew by 4.8% year-on-year, once more strongly supported by the positive performance of the more recurring items.

Net interest income grew by 9.4% year-on-year. There was a general increase in all business areas, mainly in the United States, Mexico, Turkey and South America. This positive trend can once again be explained by growth of activity in emerging economies and in the United States, and good management of customer spreads. During the quarter, net interest income grew by 3.5%.

7

Cumulative net fees and commissions performed very well in all the Group’s areas (up 11.3% year-on-year), driven by good diversification. The quarterly figure was also good (up 3.3% in the last three months).

As a result, more recurring revenue items (net interest income plus net fees and commissions) increased by 9.8% year-on-year (up 3.5% over the second quarter).

NTI during the first half of 2018 moderated in comparison with the same period of 2017, when it was exceptionally high, largely due to the registration of the capital gains of €204m before tax from the sale on the market of 1.7% of China Citic Bank (CNCB) in the first quarter of 2017. There have also been lower sales of ALCO portfolios in Spain in the first half of 2018 compared to the same period of the previous year. By business areas, NTI had a good performance in Mexico and South America.

Other operating income and expenses totaled €133m; 17.8% less in year-on-year terms, mainly due to higher contribution to the Single Resolution Fund -SRF- (€124m in Spain, compared to €98m the same period of 2017), and lower insurance income from Mexico.

8

Operating income

Operating expenses for the first half of 2018 increased 2.9%, year-on-year, affected by the exchange rates (down 5.8% at current exchange rates). Cost discipline has been maintained in all the Group’s areas through various efficiency plans. By business area the biggest reductions were in Spain and the Rest of Eurasia. In the other geographies, the growth of expenses was lower than the growth of gross income.

Breakdown of operating expenses and efficiency calculation

(Million euros)

	1H18	Δ%	1H17
Personnel expenses	3,125	(6.0)	3,324
Wages and salaries	2,448	(5.5)	2,590
Employee welfare expenses	453	(5.1)	478
Training expenses and other	224	(12.6)	256
Other administrative expenses	2,211	(2.8)	2,275
Property, fixtures and materials	495	(6.3)	528
IT	558	12.0	499
Communications	120	(19.4)	149
Advertising and publicity	175	(6.2)	186
Corporate expenses	50	(3.4)	51
Other expenses	594	(5.0)	625
Levies and taxes	220	(7.5)	237
Administration costs	5,336	(4.7)	5,599
Depreciation	606	(14.9)	712
Operating expenses	5,942	(5.8)	6,311
Gross income	12,074	(5.1)	12,718
Efficiency ratio (operating expenses/gross income; %)	49.2		49.6

9

The efficiency ratio improved to 49.2% in the first half of 2018, compared to 49.6% in the same period the previous year. Operating income increased by 6.8% over the last twelve months.

10

Provisions and other

Impairment losses on financial assets in the first half of the year were 9.0% below the figure for the same period in 2017. By business area, they continued to fall in Spain, due to lower loan-loss provisioning requirements for large customers. They also fell in the United States, due to the lower provisioning requirements in the portfolios affected by the 2017 hurricanes. They also fell in Mexico and, to a lesser extent, in South America. In contrast, they increased in Turkey, concentrated in wholesale customer portfolios.

Provisions or reversal of provisions (hereinafter, provisions) fell by 48.3% compared to the figure for the same period of 2017 (which included a charge of €177m for restructuring costs). The line other gains (losses) showed a positive balance rather than the negative of the first half of 2017, and incorporated capital gains from the sale of certain portfolios in Mexico, Turkey and Non Core Real Estate. The first half of the previous year presented a negative balance due to certain operations with an unfavorable effect from the Non Core Real Estate area.

11

Results

As a result of the above, the Group’s net attributable profit for the first half of 2018 continued to be very positive (up 29.5% year-on-year at constant exchange rates, up 14.9% at current exchange rates).

By business area, Banking activity in Spain generated a profit of €793m, Non Core Real Estate a loss of only €36m, the United States contributed a profit of €387m, Mexico registered €1,208m, Turkey contributed a profit of €373m, South America €452m and the Rest of Eurasia €58m.

12

Balance sheet and business activity

The Group’s balance sheets and activity data are presented below, from the opening balance sheet made after the first implementation of IFRS 9 until the end of the first half of 2018. These figures include the new categories included in the aforementioned standard.

Regarding the Group’s activity, the most significant aspects during this period are summarized below:

•	Loans and advances to customers (gross) increase in emerging geographies and the United States (at constant exchange rates), but decline in Spain.
•	Non-performing loans fell, above all thanks to an improvement in Spain and Mexico.

•	In deposits from customers, there was a fall in time deposits but an increase in demand deposits.

•	In off-balance-sheet funds, mutual funds continued to perform well.

Consolidated balance sheet

(Million euros)

	30-06-18	Δ %	01-01-18
Cash, cash balances at central banks and other demand deposits	37,279	(12.7)	42,680
Financial assets held for trading	91,018	(0.9)	91,854
Non-trading financial assets mandatorily at fair value through profit or loss	4,377	0.9	4,337
Financial assets designated at fair value through profit or loss	1,487	45.9	1,019
Financial assets at fair value through accumulated other comprehensive income	63,212	1.6	62,202
Financial assets at amortized cost	426,349	1.1	421,712
Loans and advances to central banks and credit institutions	17,092	(3.5)	17,713
Loans and advances to customers	377,175	0.8	374,012
Debt securities	32,082	7.0	29,986
Investments in subsidiaries, joint ventures and associates	1,470	(7.5)	1,589
Tangible assets	6,736	(6.3)	7,191
Intangible assets	8,373	(1.1)	8,464
Other assets	49,331	2.0	48,368
Total assets	689,632	0.0	689,414
Financial liabilities held for trading	83,667	3.6	80,783
Other financial liabilities designated at fair value through profit or loss	6,221	13.2	5,495
Financial liabilities at amortized cost	503,073	(0.6)	506,118
Deposits from central banks and credit institutions	62,041	(10.0)	68,928
Deposits from customers	367,312	1.0	363,689
Debt certificates	62,349	1.1	61,649
Other financial liabilities	11,370	(4.1)	11,851
Liabilities under insurance and reinsurance contracts	9,500	3.0	9,223
Other liabilities	35,084	(0.9)	35,392
Total liabilities	637,544	0.1	637,010
Non-controlling interests	6,336	(9.6)	7,008
Accumulated other comprehensive income	(9,868)	11.0	(8,889)
Shareholders’ funds	55,619	2.5	54,285
Total equity	52,087	(0.6)	52,404
Total liabilities and equity	689,632	0.0	689,414
Memorandum item:
Guarantees given	47,573	(0.2)	47,668

13

Loans and advances to customers

(Million euros)

	IFRS 9 30-06-18	Δ %	IAS 39 31-12-17
Public sector	28,716	(4.0)	29,921
Individuals	171,500	4.2	164,578
Mortgages	113,854	1.4	112,274
Consumer	26,141	(18.5)	32,092
Credit cards	13,105	(3.9)	13,630
Other loans	18,399	179.6	6,581
Business	171,818	(7.9)	186,479
Non-performing loans	18,627	(3.9)	19,390
Loans and advances to customers (gross)	390,661	(2.4)	400,369
Loan-loss provisions	(13,486)	5.8	(12,748)
Loans and advances to customers	377,175	(2.7)	387,621

Customer funds

(Million euros)

	IFRS 9 30-06-18	Δ %	IAS 39 31-12-17
Deposits from customers	367,312	(2.4)	376,379
Of which current accounts	249,572	3.7	240,750
Of which time deposits	110,548	(4.5)	115,761
Other customer funds	132,522	(1.8)	134,906
Mutual funds and investment companies	64,687	6.2	60,939
Pension funds	33,890	(0.3)	33,985
Other off-balance sheet funds	2,922	(5.2)	3,081
Customer portfolios	31,022	(15.9)	36,901
Total customer funds	499,834	(2.2)	511,285

14

Solvency

Capital base

BBVA ended the first half of 2018 with a fully-loaded CET1 ratio of 10.8%, impacted by the turbulent market situation during the second quarter of 2018. The pro forma fully-loaded CET1 ratio would be 11.4%, taking into account the expected positive impact, of approximately 55 basis points, resulting from the announced corporate operations (sale of BBVA Chile completed in July, and of the real-estate assets to Cerberus, pending closure). Additionally, the Group has reiterated its goal of reaching a fully-loaded CET1 capital ratio of 11%.

Risk-weighted assets (RWAs) decreased slightly since the end of 2017, largely explained by the depreciation of currencies against the euro. Regarding securitizations, the Group carried out two in the first half of 2018: a traditional one in June, of an auto loan portfolio of consumer finance for €800m, which has had a positive impact on capital of €324m (due to the release of RWAs); and a synthetic one in March, on which the European Investment Fund (EIF, a subsidiary of the European Investment Bank), issued a financial guarantee on an intermediate tranche of a €1.95 billion portfolio of loans to SMEs. Thanks to this guarantee, BBVA released €443m of RWAs. During the second quarter, BBVA received authorization from the European Central Bank (ECB) to update the calculation of RWAs for structural exchange-rate risk under standard model.

Capital base (1)

(Million euros)

	CRD IV phased-in			CRD IV fully-loaded
	30-06-18 (1)	31-03-18	31-12-17	30-06-18 (1)	31-03-18	31-12-17
Common Equity Tier 1 (CET 1)	39,550	39,877	42,341	38,746	38,899	40,061
Tier 1	45,717	46,006	46,980	44,685	44,794	46,316
Tier 2 (2)	9,499	9,032	9,134	9,520	9,091	8,891
Total Capital (Tier 1 + Tier 2) (2)	55,216	55,038	56,114	54,205	53,885	55,207
Risk-weighted assets	356,985	358,386	361,686	357,205	356,847	361,686
CET1 (%)	11.1	11.1	11.7	10.8	10.9	11.1
Tier 1 (%)	12.8	12.8	13.0	12.5	12.6	12.8
Tier 2 (%) (2)	2.7	2.5	2.5	2.7	2.5	2.5
Total capital ratio (%) (2)	15.5	15.4	15.5	15.2	15.1	15.3

General note: as of June 30 and March 31, 2018, the main difference between the phased-in and fully loaded ratios arises from the temporary treatment of the impact of IFRS9, to which the BBVA Group has adhered voluntarily (in accordance with Article 473bis of the CRR).

(1)	Preliminary data.
(2)	It includes the Tier 2 private issuance of BBVA S.A. on the second quarter 2018; pending approval by ECB for the purpose of computability in the Group’s capital ratios.

Regarding the issuance of capital, at the Tier 1 level the Group computes its US$ 1 billion AT1 capital issuance carried out in November 2017. However, the AT1 US$1.5 billion issuance of May 2013 was cancelled early, as announced to the market. At the Tier 2 level, BBVA S.A. closed a private placement of US$300m at 5.25% with a 15-year maturity, while BBVA Bancomer issued US$1 billion. Moreover, the Group completed two public issuances of senior non-preferred debt, for a total of €2.5 billion: one of €1.5 billion at a floating rate (Libor three months plus 60 basis points) and five-year maturity, which will be used to meet the MREL (minimum required eligible liabilities) requirements, published as a Significant Event by the National Securities Market Commission (CNMV, for its acronym in Spanish) last May, 23.

15

According to the provisions of the SRB, the MREL requirement that BBVA must meet starting on January 1, 2020 will be 15.08% of the total eligible liabilities and shareholders’ funds of its resolution group (BBVA S.A. and its subsidiaries, which belong to the same European resolution group), with figures as of December 31, 2016 (28.04% expressed in RWA terms). The Group estimates that it currently meets this MREL requirement.

As regards shareholder remuneration, on April, 10 BBVA paid the final cash dividend against 2017 earnings, amounting to €0.15 gross per share.

As of 30-June-2018, the phased-in CET1 ratio stood at 11.1%, taking into account the impact of the initial implementation of IFRS 9. In this context the European Commission and Parliament have established temporary arrangements that are voluntary for the institutions, adapting the impact of IFRS 9 on capital ratios. BBVA has informed the supervisory body of its adherence to these arrangements. Tier 1 capital stood at 12.8% and Tier 2 at 2.7%, including Tier 2 private issuance of US$300m, resulting in a total capital ratio of 15.5%. These levels are above the requirements established by the regulator in its SREP letter and the systemic buffers applicable in 2018 for BBVA Group. Since January 1, 2018, the requirement has been established at 8.438% for the phased-in CET1 ratio and 11.938% for the total capital ratio. The change with respect to 2017 is due to the steady implementation of the capital conservation buffers and the capital buffer applicable to other systemically important banks. The regulatory requirement for 2018 in fully-loaded terms remains unchanged (CET1 of 9.25% and total ratio of 12.75%) compared with the previous year.

Finally, the Group maintained a sound leverage ratio: 6.4% under fully-loaded criteria (6.5% phased-in), which continues to be the highest in its peer group.

Ratings

During the first six months of the year, Moody’s, S&P and DBRS upgraded BBVA’s rating to A3, A- and A (high), respectively, all with a stable outlook, thus recognizing the strength and robustness of BBVA’s business model. Following these upgrades, all the agencies now assign BBVA a rating in the “A” category, something that had not occurred since mid-2012.

Ratings

Rating agency	Long term	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A-	F-2	Stable
Moody’s (1)	A3	P-2	Stable
Scope Ratings	A+	S-1+	Stable
Standard & Poor’s	A-	A-2	Stable

(1)	Additionally, Moody’s assigns an A2 rating to BBVA’s long term deposits.

16

Risk management

Credit risk

At the close of the first half of 2018 BBVA Group’s risk metrics continued to perform well:

•	Growth of credit risk in the quarter (up 2.1% both, at current and constant exchange rates) in all areas, except Non Core Real Estate. Compared to the close of December 2017 the increase in credit risk stood at 0.3% at current exchange rates and 1.2% in constant terms.

•	The balance of non-performing loans increased slightly in the quarter (up 0.7% at current exchange rates and up 1.3% at constant exchange rates), although over the last six months they fell by 4.1% (down 2.9% in constant terms). Over the first six months of the year, Banking Activity in Spain, Non Core Real Estate and Mexico performed well. South America was negatively impacted by some retail portfolios and specific customers, and Turkey deteriorated to some extent, especially in the wholesale-customers segment. The balance of non-performing loans in the United States remained stable in the first half (up 0.3% at constant exchange rates).

•	As a result, the NPL ratio stood at 4.4% as of 30-June-2018, a reduction of six basis points with respect to March of 2018.
•	Provisions decreased by 1.6% over the quarter (down 0.5% at constant exchange rates) and grew by 4.8% over the last six months (up 6.8% at constant exchange rates), so the NPL coverage ratio closed at 71%.

•	Finally, the cumulative cost of risk through June 2018 was 0.82%, seven basis points lower than the figure for 2017.

Credit risk (1)

(Million euros)

	30-06-18 (2)	31-03-18 (2)	31-12-17 (2)
Credit risk	451,587	442,446	450,045
Non-performing loans	19,654	19,516	20,492
Provisions	13,954	14,180	13,319
NPL ratio (%)	4.4	4.4	4.6
NPL coverage ratio (%)	71	73	65

(1)	Include gross loans and advances to customers plus guarantees given.
(2)	Figures without considering the classification of non-current assets held for sale.

17

Non-performing loans evolution

(Million euros)

	2Q18 (1-2)	1Q18 (2)	4Q17 (2)	3Q17	2Q17
Beginning balance	19,516	20,492	20,932	22,422	23,236
Entries	2,596	2,065	3,757	2,268	2,525
Recoveries	(1,655)	(1,748)	(2,142)	(2,001)	(1,930)
Net variation	942	317	1,616	267	595
Write-offs	(826)	(913)	(1,980)	(1,575)	(1,070)
Exchange rate differences and other	23	(380)	(75)	(181)	(340)
Period-end balance	19,654	19,516	20,492	20,932	22,422
Memorandum item:
Non-performing loans	18,627	18,569	19,753	20,222	21,730
Non performing guarantees given	1,027	947	739	710	691

(1)	Preliminary data.
(2)	Figures without considering the classification of non-current assets held for sale.

Structural risks

Liquidity and funding

Management of liquidity and funding in BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of financing, always in compliance with current regulatory requirements.

A core principle in BBVA’s management of the Group’s liquidity and funding is the financial independence of its banking subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity is correctly reflected in the price formation process.

The financial soundness of the Group’s banks continues to be based on the funding of lending activity, fundamentally through the use of stable customer funds. During the first half of 2018, liquidity conditions remained comfortable across BBVA Group’s global footprint:

•	In the Eurozone, the liquidity situation is still comfortable and the credit gap stable.

•	In the United States, the liquidity situation is adequate. The credit gap increased over the first six months of the year due to the cost-containment strategy for deposits, in a context of competition in prices and rising rates.

•	In Mexico, the liquidity position is sound, despite the uncertainty derived from the electoral process. The credit gap has widened year-to-date due to deposits growing less than lending.

•	The liquidity situation in Turkey is comfortable and commercial dynamics are good. There was a reduction in the credit gap as a result of deposits growing faster than lending.
•	In South America, the liquidity situation remains comfortable in all geographies. There has not been any material change in the liquidity situation of Argentina, despite the volatility of the markets.

On the funding side, the long-term wholesale funding markets in the geographic areas where the Group operates continued to be stable. The performance of short-term funding remained positive, in a highly liquid environment.

During the first six months of 2018, the companies that form part of BBVA Group carried out the following operations:

•	BBVA S.A. completed an issuance of senior non-preferred debt for €1.5 billion, with a floating coupon at 3-month Euribor plus 60 basis points and a maturity of five years. It also carried out the largest issuance made by a financial institution in the Eurozone of the so-called “green bonds” (€1 billion). It was a 7-year senior non-preferred debt issuance, which has made BBVA the first Spanish bank to carry out this type of issuance. The high demand allowed the price to be lowered to mid-swap plus 80 basis points. Additionally, it closed a private issuance of Tier 2 subordinated debt for US$300m, with a maturity of 15 years, with a coupon of 5.25%.

•	In the United States, BBVA Compass issued a senior debt bond for US$1.15 billion in two tranches, both at three years: US$700m at a fixed rate with a reoffer yield of 3.605%, and US$450m at a floating rate of 3-month Libor plus 73 basis points.

•	In Mexico, BBVA Bancomer completed an international issuance of subordinated Tier 2 debt of US$1 billion. The instrument was issued at a price equivalent to Treasury bonds plus 265 basis points at a maturity of 15 years, with a ten-year call (BBVA Bancomer 15NC10).

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•	In Turkey, Garanti issued the first private bond in emerging markets for US$75m over six years, to support women’s entrepreneurship.

•	In South America, BBVA Chile issued senior debt on the local market for an equivalent of €288m, in a variety of issuances with maturities ranging from four to six years. Also in Chile, Forum issued an amount equivalent to €108m. And BBVA Peru issued a three-year senior debt in the local market for an aggregate amount of €53m.

The liquidity coverage ratio (LCR) in BBVA Group remained comfortably above 100% in the first half of 2018, without including any transfers between subsidiaries; in other words, no kind of excess liquidity levels in the subsidiaries abroad are considered in the calculation of the consolidated ratio. As of June 30, 2018, the LCR stood at 127%. Although this requirement is only established at Group level, the minimum level is easily exceeded in all the subsidiaries (Eurozone, 153%; Mexico, 136%; Turkey, 133%; and the United States, 142%).

Foreign exchange

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The first half of 2018 was notable for the depreciation against the euro of the Turkish lira (down 14.8%) and the Argentine peso (down 30.3%). In contrast, the Mexican peso (up 3.4%) and the U.S. dollar (up 2.9%) appreciated over the first six months of the year. BBVA has maintained its policy of actively hedging its main investments in emerging countries, covering on average between 30% and 50% of the earnings for the year and around 70% of the excess of CET1 capital ratio (which is not naturally covered by the ratio itself). In accordance with this policy, the sensitivity of the CET1 ratio to a depreciation of 10% of the main emerging currencies (Mexican peso or Turkish lira) against the euro remains at around a negative two basis points for each of these currencies. In the case of the dollar, the sensitivity is approximately a positive ten basis points to a depreciation of 10% of the dollar against the euro, as a result of RWAs generated outside the United States. Given the geopolitical context, the coverage level of the expected earnings for 2018 has been maintained at around 70% for Mexico and 50% for Turkey.

Interest rates

The aim of managing interest-rate risk is to maintain a sustained growth of net interest income in the short and medium-term, irrespective of interest-rate fluctuations, while controlling the impact on capital through the valuation of the portfolio of financial assets at fair value with changes reflected in other accumulated comprehensive income.

The Group’s banks have fixed-income portfolios to manage their balance-sheet structure. In the first half of 2018, the results of this management were satisfactory, with limited risk strategies in all the Group’s banks. Their capacity of resilience to market events has allowed them to face the cases of Italy and Turkey without any relevant impact.

The uncertainty regarding the formation of the government in Italy in May generated tensions in the peripheral debt markets, with the consequent effect on the valuation of sovereign portfolios. As a result of the limited risk management of these positions and subsequent market performance, the effect of this event on the capital ratio has been limited to around a negative 2.9 basis points over the quarter.

In Turkey, the presidential and parliamentary elections, together with a higher than expected inflation, generated some volatility in the markets, leading the Turkish Central Bank (CBRT) to raise interest rates to contain the depreciation of the lira. Risk management, together with a portfolio mix with a high proportion of inflation-linked bonds, have contained the impact on the capital ratio to around a negative 1.9 basis points over the quarter.

Finally, it is worth noting the following monetary policies pursued by the different central banks in the main geographical areas where BBVA operates:

•	No relevant changes in the Eurozone, where interest rates remain at 0% and the deposit facility rate at -0.40%.

•	In the United States the upward trend in interest rates continues. The increases of 25 basis points each in March and June left the rate at 2.0%.

•	In Mexico, Banxico made two interest rate hikes in 2018, leaving the monetary policy level at 7.75%.

•	In Turkey, following on from the rises in 2017, there were three further increases in the second quarter of 2018, of a total of five percentage points. As a result, the average funding rate of the CBRT now stands at 17.75%.

•	In South America, the monetary authorities continued their expansive policies, lowering rates in Peru (by 50 basis points) and Colombia (by 50 basis points). However, in Argentina, the Central Bank raised rates to curb the volatility of the exchange rate, increasing its reference rate to 40%.

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Economic capital

Consumption of economic risk capital (ERC) at the close of May 2018, in consolidated terms, was €32,758m, equivalent to a decline over the last three months of 2.0% (down 0.1% at constant exchange rates) and a decrease of 4.8% year-to-date (down 2.6% at constant exchange rates). The reduction was mainly observed in equity, trading and fixed-income spread risk, and was partially offset by the increase in credit risk due to higher activity levels.

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The BBVA share

Global economic growth may have slowed slightly in the second quarter of 2018. Although the pace of expansion remains robust, it is geographically less uniforme, with acceleration in the United States contrasting with certain signs of moderation in China, some emerging economies, and even more strongly in Europe. For now, the economic situation remains positive. Despite the fact that both the Federal Reserve (Fed) and the ECB have taken steps toward the normalization of their monetary policy, their policies will continue to support activity. For this reason, the increase in financial tensions in the emerging economies due to the appreciation of the dollar seem to respond more to a revaluation of their vulnerabilities than to a significant risk in the short term. In fact, the main risk now is protectionism, since although the direct effect on global growth of the measures taken could be limited, the indirect impact of lower confidence and higher financial volatility could be felt in the second half of the year and increase uncertainty.

Most stock-market indices posted losses in the first half of the year. However, in Europe, the declines of the first quarter have eased: the Stoxx 50 and the Euro Stoxx 50 fell by 4.2% and 3.1%, respectively, year-to-date; while in Spain, the Ibex 35 lost 4.2% over the same period. In contrast, in the United States the S&P 500 index gained 1.7% in the last six months (up 2.9% in the second quarter).

In Europe, the banking sector indices were more negative between December 2017 and June 2018 than these general indices. The European Stoxx Banks index, which includes British banks, lost 12.4%, and the Eurozone bank index, the Euro Stoxx Banks, was down 15.4%. In contrast, in the United States the S&P Regional Banks index gained 3.6% on the close of 2017.

The BBVA share closed June at €6.07, a fall of 14.6% over the first half of the year.

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The BBVA share and share performance ratios

	30-06-18	31-12-17
Number of shareholders	890,821	891,453
Number of shares issued	6,667,886,580	6,667,886,580
Daily average number of shares traded	35,234,367	35,820,623
Daily average trading (million euros)	231	252
Maximum price (euros)	7.73	7.93
Minimum price (euros)	5.78	5.92
Closing price (euros)	6.07	7.11
Book value per share (euros)	6.89	6.96
Tangible book value per share (euros)	5.63	5.69
Market capitalization (million euros)	40,501	47,422
Yield (dividend/price; %) (1)	4.0	4.2

(1)	Calculated by dividing shareholder remuneration over the last twelve months by the closing price of the period.

Shareholder remuneration for 2018 is governed by the shareholder remuneration policy announced by publication of a Significant Event on February 1, 2017. Subject to the approval from the corresponding corporate bodies, BBVA plans to make a cash dividend payment in October 2018 and April 2019.

As of June 30, 2018, the number of BBVA shares remained at 6,668 million, and the number of shareholders was 890,821. By type of investor, residents in Spain held 42.9% of the share capital, while the remaining 57.1% was owned by non-resident shareholders.

Shareholder structure

(30-06-2018)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 150	181,652	20.4	12,897,780	0.2
151 to 450	180,481	20.3	49,399,626	0.7
451 to 1800	280,481	31.5	273,702,625	4.1
1,801 to 4,500	130,170	14.6	370,781,712	5.6
4,501 to 9,000	60,866	6.8	383,603,067	5.8
9,001 to 45,000	50,737	5.7	882,458,735	13.2
More than 45,001	6,434	0.7	4,695,043,035	70.4

Total	890,821	100.0	6,667,886,580	100.0

BBVA shares are included on the main stock-market indices, including the Ibex 35, Euro Stoxx 50 and Stoxx 50, with a weighting of 8.2%, 1.7% and 1.1% respectively. They also form part of several sector indices, including the Euro Stoxx Banks, with a weighting of 8.7%, and the Stoxx Banks, with a weighting of 4.2%.

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Finally, BBVA maintains a significant presence on a number of international sustainability indices or ESG (environmental, social and governance) indices, which evaluate the performance of companies in this area, as summarized in the table below.

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Responsible banking

BBVA Group has a differential banking model based on seeking out a return adjusted to principles, strict legal compliance, best practices and the creation of long-term value for all stakeholders.

In February 2018, BBVA announced its strategy around climate change and sustainable development. The strategy will help the bank meet the United Nations Sustainable Development Goals and is in line with the Paris Agreement on Climate Change. The key elements of the strategy are:

•	On the financing side, a commitment to mobilize €100 billion in green financing, sustainable infrastructures, social entrepreneurship and financial inclusion.

•	In management, BBVA will work to mitigate environmental and social risks and thus minimize potentially negative impacts, both direct and indirect. From the point of view of mitigating direct impacts, BBVA has pledged that by 2025, 70% of energy bought by the Group will be renewable, thus reducing its CO2 emissions by 68% compared to 2015. The Group will mitigate indirect impacts by applying new industry standards for energy, infrastructure, mining and agribusiness. As part of its commitment to transparency in this area, BBVA is the first bank that has reported its total exposure to fossil fuels, at 3.4% of total assets.

•	Lastly, BBVA will involve its stakeholders in pushing for a greater collective contribution from the financial sector to sustainable development.

To foster this contribution, in April, BBVA presented the SDG-linked bond framework, under which it may issue what are called green bonds, social bonds or sustainable bonds. The existence of this framework is one of the characteristic elements of sustainable issues. It consists of a document in which the issuer has defined in advance the type of projects that could be financed with this type of instrument and is verified by an independent external advisor, in this case the quality assurance company DNV GL.

In May, BBVA issued a green bond for €1 billion, the largest amount ever by a financial institution in the Eurozone, as well as being the first Spanish bank to carry out this type of issue. Also of note is that the magazine The Banker granted BBVA the award for best green financing deal of 2018 in the Americas for a project to finance the construction of a power transmission line in Uruguay. In fact, it was the first green loan with a project finance structure in the world.

Other outstanding actions related to promotion of responsible and sustainable growth were:

•	BBVA’s Annual General Meeting, held on March 16 in Bilbao was awarded with the Sustainable Event certificate for its clear commitment to environmental, social and economic stability under the UNE-ISO 20121:2013 standard. The certification has been verified by AENOR audit.

•	In April, BBVA and some 30 multinational and medium-sized Spanish companies signed the manifesto “Spanish Companies in Favor of Opportunities for Energy Transition and the Fight Against Climate Change”. This is a pioneering initiative in Spain that highlights the need to address the process of energy transition in the country, and a further example of BBVA’s strong commitment to sustainable financing.

•	In May the first BBVA Sustainable Finance Forum was held in the Entity’s headquarters in Madrid. Those attending included investors, businesspeople, institutions in the public and private sectors and the media, who came to promote sustainable development and fight against climate change. BBVA is committed to these goals and has worked for some time to include the environmental factor in the decision-making process, as enshrined in a climate change and sustainable development strategy for 2025.

•	In 2018 BBVA also participated in the second SDG Summit in Brussels, designed to foster the SDGs. BBVA believes that banks should help customers boost sustainable development and transition toward a low-carbon economy.

•	Finally, in response to a proposal by the United Nations Environment Program Financial Initiative (UNEP-FI), 16 leading global banks, among them BBVA, published the first joint methodology to make the banking system more transparent and promote understanding of the management of climate- related risks and opportunities.

Regarding the implementation of responsible business policies, a reputational risk model, and a people-centric culture throughout the Organization, it should be noted that at the start of this year, BBVA published its Human Rights Commitment, an action plan that covers all the areas of the Group and its ecosystem. For the Bank, respect for the dignity of people and their rights is an essential condition for action and is very closely linked to the challenge that it has assumed of fostering and preserving the well-being of the communities in which it operates. This commitment is based on the UN Guiding Principles on Business and Human Rights.

Additionally, BBVA has been chosen to form part of the 2018 Bloomberg Gender Equality Index. The index is composed of 104 companies from ten sectors headquartered in 24 countries. It recognizes the achievements of companies with respect to gender-equality policies, both in relation to their employees and their support for social initiatives and products and services that prioritize this commitment. The aim is to provide managers and investors with information on the commitment and performance of companies in the area of gender equality. Garanti Bank, BBVA’s subsidiary in Turkey, was the first Turkish Bank included in the index.

24

Finally, in terms of investment in the community in 2017, BBVA Group’s allocation to social programs amounted to €103m, accounting for 2.9% of the its net attributable profit for the year. Of this total, 70% supported initiatives that drive development and create opportunities for people, within the priority framework of knowledge, education and culture included in the Group’s Community Investment Plan for the period 2016-2018.

25

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios in each of them.

In 2018 the reporting structure of BBVA Group’s business areas remained basically the same as in 2017. It is worth noting that BBVA announced the signing of two agreements, one for the sale of BBVA Chile to The Bank of Nova Scotia (Scotiabank), which was completed on July 6, 2018, although its impact will be reflected in the Group’s financial statements for the third quarter 2018; and another for the creation of a joint venture to which BBVA’s real-estate business in Spain will be transferred for the subsequent sale of 80% of the company created to a subsidiary of Cerberus Capital Management, L.P. (Cerberus). For the purpose of the explanations given in this report, the figures for Non Core Real Estate and South America are shown on a comparable basis with previous periods, even though within the balance sheet of the consolidated Group, the operations underway that are mentioned above have been reclassified as non-current assets and liabilities held for sale. The Group’s business areas are summarized below:

•	Banking activity in Spain includes the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, funding and structural interest-rate positions of the euro balance sheet.

•	Non Core Real Estate covers specialist management in Spain of loans to developers in difficulties and real-estate assets mainly coming from foreclosed assets, originated from both, residential mortgages, as well as loans to developers. New loan production to developers or loans that are not in difficulties are managed by Banking activity in Spain.

•	The United States includes the Group’s business activity in the country through the BBVA Compass group and the BBVA New York branch.

•	Mexico basically includes all the banking and insurance businesses carried out by the Group in the country. Since 2018 it has also included the BBVA Bancomer branch in Houston (in previous years located in the United States).
Consequently, the figures from previous years have been reworked to incorporate this change and show comparable series.

•	Turkey includes the activity of the Garanti group.

•	South America basically includes BBVA’s banking and insurance businesses in the region.

•	The rest of Eurasia includes the Group’s retail and wholesale business activity in the rest of Europe and Asia.

In addition to the above, all the areas include a remainder made up basically of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles.

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB), in the geographical areas where it operates. This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Finally, as usual, in the case of the Americas, Turkey and CIB areas, the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The information by areas is based on units at the lowest level and/or companies making up the Group, which are assigned to the different areas according to the main geographical area in which they carry out their activity.

26

Major income statement items by business area

(Million euros)

		Business areas
	BBVA Group	Banking activity in Spain	Non Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center and other
1H18
Net interest income	8,643	1,836	20	1,082	2,648	1,510	1,606	82	8,784	(140)
Gross income	12,074	3,050	(19)	1,437	3,465	1,924	2,197	216	12,269	(196)
Operating income	6,131	1,405	(58)	546	2,321	1,247	1,252	74	6,787	(655)
Profit/(loss) before tax	4,443	1,110	(41)	495	1,667	966	891	90	5,177	(734)
Net attributable profit	2,649	793	(36)	387	1,208	373	452	58	3,235	(586)
1H17
Net interest income	8,803	1,864	31	1,078	2,696	1,611	1,617	95	8,993	(190)
Gross income	12,718	3,200	(6)	1,446	3,530	1,998	2,252	256	12,675	43
Operating income	6,407	1,485	(56)	505	2,328	1,230	1,211	102	6,805	(398)
Profit/(loss) before tax	4,033	936	(233)	386	1,488	1,010	790	104	4,481	(448)
Net attributable profit	2,306	665	(186)	284	1,094	374	404	73	2,708	(402)

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Major balance-sheet items and risk-weighted assets by business area

(Million euros)

				Business areas
	BBVA Group	Banking activity in Spain	Non Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center and other	AyPNCV variation (1)
30-06-18
Loans and advances to customers	377,175	170,055	1,139	56,975	49,498	48,530	48,837	15,287	390,320	—	(13,145)
Deposits from customers	367,312	173,441	42	60,704	49,573	42,309	45,615	5,233	376,916	—	(9,604)
Off-balance sheet funds	101,500	63,874	4	0	20,823	3,440	12,971	388	101,500	—	0
Total assets/liabilities and equity	689,632	325,603	8,041	77,171	94,611	72,818	70,682	18,457	667,383	22,248	—
Risk-weighted assets	356,985	101,633	7,547	61,473	50,630	58,770	55,151	15,002	350,206	6,780	—
31-12-17
Loans and advances to customers	387,621	183,172	3,521	53,718	45,768	51,378	48,272	14,864	400,693	—	(13,072)
Deposits from customers	376,379	177,763	13	60,806	49,964	44,691	45,666	6,700	385,604	—	(9,225)
Off-balance sheet funds	98,005	62,054	4	0	19,472	3,902	12,197	376	98,005	—	—
Total assets/liabilities and equity	690,059	319,417	9,714	75,775	94,061	78,694	74,636	17,265	669,562	20,497	—
Risk-weighted assets	361,686	108,141	9,692	58,688	44,941	62,768	55,975	15,150	355,354	6,332	—

(1)	Includes non-current assets and liabilities held for sale (AyPNCV for its acronym in Spanish) of the BBVA Chile and real estate operations.

Interest rates

(Quarterly averages. Percentage)

	2018		2017
	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.00	0.00	0.00	0.00	0.00	0.00
Euribor 3 months	(0.33)	(0.33)	(0.33)	(0.33)	(0.33)	(0.33)
Euribor 1 year	(0.19)	(0.19)	(0.19)	(0.16)	(0.13)	(0.10)
USA Federal rates	1.81	1.58	1.30	1.25	1.05	0.80
TIIE (Mexico)	7.88	7.84	7.42	7.37	7.04	6.41
CBRT (Turkey)	14.82	12.75	12.17	11.97	11.80	10.10

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
	30-06-18	Δ % on 30-06-17	Δ % on 31-12-17	1H18	Δ % on 1H17
Mexican peso	22.8817	(10.0)	3.4	23.0808	(8.9)
U.S. dollar	1.1658	(2.1)	2.9	1.2105	(10.5)
Argentine peso	32.4233	(42.0)	(30.3)	26.0132	(34.6)
Chilean peso	755.29	0.2	(2.3)	740.19	(3.4)
Colombian peso	3,436.43	1.0	4.3	3,448.28	(8.2)
Peruvian sol	3.8159	(3.1)	1.7	3.9303	(9.8)
Venezuelan bolivar	1,000,000.00	(99.6)	(98.2)	1,000,000.00	(99.6)
Turkish lira	5.3385	(24.8)	(14.8)	4.9561	(20.5)

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Banking activity in Spain

Highlights
•	Positive trend in lending activity over the quarter.
•	Favorable performance of more recurrent revenue.
•	Improvement of efficiency due to the steady reduction of expenses.
•	Lower impairments and provisions, solid asset-quality indicators.

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Macro and industry trends

According to the latest information from the National Institute of Statistics (INE for its acronym in Spanish), the Spanish economy grew quarterly by 0.7% in the first quarter of 2018, continuing its relatively stable performance since the middle of last year. The most recent indicators show that this solid advance of the GDP has continued further into this year, despite increased uncertainty, supported by robust domestic factors related to the improvement of the labor market. The financial conditions will continue to be favorable, while the recent depreciation of the euro could give an additional boost to exports.

Regarding the Spanish banking system and according to April 2018 data from the Bank of Spain (latest published data), the total volume of lending to the private sector (household and corporate) continued to decline year-on-year (down 3.3%). Non-performing loans in the sector decreased significantly (down 26.0% year-on-year as of April 2018) due to the completion of a major sale of real-estate assets by one of the entities in the system. At the end of April, the sector’s NPL ratio was 6.8%, that is 23.5% below the figure registered a year earlier. The system’s liquidity level at the end of the first quarter of 2018 continued to be comfortable: the funding gap (difference between the volume of loans and total deposits) fell to €92.96 billion, 3.6% of the total balance sheet of the system.

Activity

The most relevant aspects related to the area’s activity year-to-date as of 30-June-2018 were:

•	Lending (performing loans under management) was down by 0.8% compared to the figure at the end of December 2017 (down 1.5% year-on-year), mainly due to the reduction in the mortgage portfolio (down 1.6% year-to-date) and in the public sector, corporates and other commercial portfolios (down 5.3% as a whole for the same period). In contrast, consumer financing and credit cards (up 12.6% over the last six months) and very small businesses (up 4.4%) remained strong. This explains the quarter-on-quarter growth rate of the lending balance (up 1.6%), with significant increases in the new-loan production of the aforementioned portfolios. It is worth noting that in the first half of 2018 there was a transfer of the outstanding portfolio of performing loans to developers for an amount exceeding €200m from Non Core Real Estate to Banking Activity in Spain.

•	In asset quality, there was a further reduction in non-performing loans balances that positively affected the area’s NPL ratio, which reduced by 17 basis points over the last three months to 5.2%. The NPL coverage ratio closed at 57%.

•	Customer deposits under management grew by 2.6% over the last three months and remained flat compared to the close of December 2017 (down 0.5%). By products, there was a further decline in time deposits (down 19.8% year-to-date), which has been practically offset by the increase in demand deposits (up 6.9%).

•	There was a positive trend in off-balance-sheet funds, despite the unfavorable market performance, with a year-to-date growth of 2.9% (up 8.5% year-on-year). This performance continued to be largely supported by the growth in mutual funds (up 5.5% year-to-date and up 13.5% year-on-year).

Results

The net attributable profit generated by the Banking Activity in Spain in the first half of 2018 reached €793m, which represents a year-on-year increase of 19.2%, strongly supported by the favorable performance of more recurrent revenue, operating expenses and provisions. The year-on-year highlights of the area’s income statement are:

•	Net interest income in the first half declined year-on-year by 1.5% and quarterly by 0.5%. The smaller contribution from targeted longer-term refinancing operations (TLTRO) explains most of this decline.

•	Positive performance of net fees and commissions (up 8.6%), which offset the decline in net interest income. There was a significant contribution from fees from mutual and pension funds and banking commissions (especially those associated with account maintenance). Over the quarter, the growth of this heading reached 6.5%.

•	Lower contribution from NTI compared to the same period the previous year (down 11.4%), associated with lower ALCO portfolio sales, but also due to comparison with the exceptionally good first half of last year.

•	Reduction in other income/expenses. One of the aspects explaining this is the greater contribution made to the SRF compared to the same period of 2017. Also, net earnings from the insurance business showed a growth of 12.7% (up 6.0% over the quarter).

•	As a result, there was a decline in gross income of 4.7%.

•	Operating expenses continued the downward trend observed in previous periods (down 4.1% year-on-year). The efficiency ratio closed at 53.9%, below the figure registered six months earlier (54.9%), and operating income fell by 5.3%.

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•	Decline in impairment losses on financial assets (down 42.2% year-on-year) explained by lower gross additions to NPL and loan-loss provisions for large customers. As a result, the cumulative cost of risk stood at 0.21% as of 30-June-2018.

•	Lastly, provisions (net) and other gains (losses) were favorable, with a year-on-year decline of 51.1%.

Financial statements and relevant business indicators (Million euros and percentage)

Income statement	IFRS 9 1H18	Δ %	IAS 39 1H17
Net interest income	1,836	(1.5)	1,864
Net fees and commissions	850	8.6	783
Net trading income	282	(11.4)	318
Other operating income and expenses	82	(65.1)	234
of which Insurance activities (1)	235	12.7	209
Gross income	3,050	(4.7)	3,200
Operating expenses	(1,644)	(4.1)	(1,715)
Personnel expenses	(935)	(3.0)	(965)
Other administrative expenses	(565)	(3.8)	(587)
Depreciation	(144)	(12.0)	(163)
Operating income	1,405	(5.3)	1,485
Impairment on financial assets not measured at fair value through profit or loss	(175)	(42.2)	(302)
Provisions or reversal of provisions and other results	(121)	(51.1)	(247)
Profit/(loss) before tax	1,110	18.7	936
Income tax	(316)	17.5	(269)
Profit/(loss) for the year	795	19.1	667
Non-controlling interests	(2)	14.7	(1)
Net attributable profit	793	19.2	665

(1)	Includes premiums received net of estimated technical insurance reserves.

Balance sheets	IFRS 9 30-06-18	Δ %	IAS 39 31-12-17
Cash, cash balances at central banks and other demand deposits	14,565	8.2	13,463
Financial assets designated at fair value	103,641	30.4	79,501
of which loans and advances	23,319	n.s.	1,312
Financial assets at amortized cost	196,145	(11.4)	221,391
of which loans and advances to customers	170,055	(7.2)	183,172
Inter-area positions	5,319	194.6	1,806
Tangible assets	950	8.4	877
Other assets	4,983	109.4	2,380
Total assets/liabilities and equity	325,603	1.9	319,417
Financial liabilities held for trading and designated at fair value through profit or loss	68,867	87.1	36,817
Deposits from central banks and credit institutions	40,751	(34.5)	62,226
Deposits from customers	173,441	(2.4)	177,763
Debt certificates	32,516	(2.4)	33,301
Inter-area positions	—	—	—
Other liabilities	1,985	n.s.	391
Economic capital allocated	8,043	(9.8)	8,920

31

Relevant business indicators	30-06-18	Δ %	31-12-17
Performing loans and advances to customers under management (1)	165,905	(0.8)	167,291
Non-performing loans	10,136	(6.4)	10,833
Customer deposits under management (1)	174,003	(0.5)	174,822
Off-balance sheet funds (2)	63,874	2.9	62,054
Risk-weighted assets	101,633	(6.0)	108,141
Efficiency ratio (%)	53.9		54.9
NPL ratio (%)	5.2		5.5
NPL coverage ratio (%)	57		50
Cost of risk (%)	0.21		0.32

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

32

Non Core Real Estate

Highlights
•	Continued positive trend in the Spanish real-estate market, although with a more moderate growth rate.
•	Agreement with Cerberus that will eliminate net real-estate exposure almost entirely, with its closure estimated for the second half of 2018.
•	Significant reduction in exposure and losses in the area.

Industry trends

During the first half of 2018, the real-estate sector has continued to grow, although at more moderate rates, in most of its headings:

•	In the first quarter of the year, investment in housing grew by 3.5%, above the previous quarters, according to data from the National Quarterly Accounting office of the INE.

•	From January to April, sales of homes in Spain totaled 182,450, a rise of 8.0% year-on-year, according to information from the General Council of Spanish Notaries (CIEN). Job creation, low financing costs, household optimism and the buoyant mortgage market have all contributed to this positive performance.

•	Housing prices increased by 6.2% in year-on-year terms in the first quarter of 2018 (INE data), that is, one percentage point less than in the previous quarter. This is the first slowdown of growth in the last seven quarters.

•	The cost of mortgage financing remained at relatively low levels and the interest rate applied to new operations remained practically unchanged, at around 2.2%. As a result, new loan production for house purchase grew by 21.5% over the first five months of the year.

•	Finally, construction activity continued to grow, but at more moderate rates. According to the Ministry of Public Works, almost 30,600 new housing construction permits were approved for housing starts in the first four months of 2018, 22.9% more than in the same period of 2017.

Activity

BBVA is moving forward with the process of closing the sale announced in the fourth quarter of 2017. Under this deal, most of BBVA’s real-estate business in Spain will be transferred to a company, 80% of whose shares will then be sold to Cerberus in the second half of 2018. Thus, during this transitional period, BBVA continues to manage real-estate assets subject to the agreement according to normal business and control procedures.

During the first half of 2018, outstanding performing loans to developers for an amount exceeding €200m were transferred from Non Core Real Estate to Banking Activity in Spain. Thus, as of 30-June-2018, the net real-estate exposure of €5,855m was down by 8.8% from December 2017 and 4.4% over the quarter.

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Coverage of real-estate exposure

(Million euros as of 30-06-18)

	Gross Value	Provisions	Net exposure	% Coverage
Real-estate developer loans (1)	2,489	1,411	1,078	57
Performing	278	85	193	31
Finished properties	194	64	130	33
Construction in progress	40	5	34	13
Land	40	15	25	38
Without collateral and other	4	1	3	22
NPL	2,211	1,326	885	60
Finished properties	1,001	458	543	46
Construction in progress	107	56	51	52
Land	935	675	260	72
Without collateral and other	169	138	31	81
Foreclosed assets	11,486	7,007	4,479	61
Finished properties	7,066	3,632	3,434	51
Construction in progress	506	340	166	67
Land	3,914	3,035	879	78
Other real-estate assets (2)	944	646	298	68
Real-estate exposure	14,919	9,065	5,855	61

(1)	Compared to Bank of Spain’s Transparency scope (Circular 5/2011 dated November 30), real-estate developer loans do not include €2.3 Bn (June 2018) mainly related performing loans to developers transferred to the Banking activity in Spain area.
(2)	Other real-estate assets not originated from foreclosures.

Total real-estate exposure, including loans to developers, foreclosures and other assets, had a coverage ratio of 61% at the close of June 2018. The coverage ratio of foreclosed assets stood at 61%.

Non-performing loan balances fell again, thanks to a decline of new additions to NPL over the quarter. The NPL coverage ratio closed at 64%.

In addition, BBVA’s stake in Metrovacesa (20.85% from the IPO in the first quarter of 2018) is now registered in the Corporate Center thus reducing the balance sheet of the Non Core Real Estate area.

Results

This business area posted a cumulative loss of €36m, which compares with a loss of €186m in the same period the previous year.

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Financial statements

(Million euros)

Income statement	IFRS 9 1H18	Δ %	IAS 39 1H17
Net interest income	20	(37.7)	31
Net fees and commissions	1	(67.6)	2
Net trading income	1	n.s.	0
Other operating income and expenses	(40)	0.2	(40)
Gross income	(19)	200.8	(6)
Operating expenses	(39)	(20.1)	(49)
Personnel expenses	(25)	(0.7)	(25)
Other administrative expenses	(13)	(9.3)	(15)
Depreciation	(1)	(86.1)	(10)
Operating income	(58)	4.6	(56)
Impairment on financial assets not measured at fair value through profit or loss	(39)	(56.5)	(89)
Provisions or reversal of provisions and other results	56	n.s.	(88)
Profit/(loss) before tax	(41)	(82.3)	(233)
Income tax	6	(88.0)	47
Profit/(loss) for the year	(36)	(80.9)	(186)
Non-controlling interests	(0)	n.s.	1
Net attributable profit	(36)	(80.8)	(186)

Balance sheet	IFRS 9 30-06-18	Δ %	IAS 39 31-12-17
Cash, cash balances at central banks and other demand deposits	9	(24.1)	12
Financial assets designated at fair value	1,295	n.s.	9
of which loans and advances	1,305	n.s.	—
Financial assets at amortized cost	1,149	(67.4)	3,521
of which loans and advances to customers	1,139	(67.6)	3,521
Inter-area positions	—	—	—
Tangible assets	6	n.s.	0
Other assets	5,582	(9.5)	6,172

Total assets/liabilities and equity	8,041	(17.2)	9,714

Financial liabilities held for trading and designated at fair value through profit or loss	—	—	—
Deposits from central banks and credit institutions	96	n.s.	0
Deposits from customers	42	228.6	13
Debt certificates	501	(36.2)	785
Inter-area positions	5,195	(10.0)	5,775
Other liabilities	203	n.s.	—
Economic capital allocated	2,004	(36.2)	3,141
Memorandum item:
Risk-weighted assets	7,547	(22.1)	9,692

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The United States

Highlights
•	Lending growth supported by consumer and business financing.
•	Positive performance of net interest income and provisions.
•	Improvement in efficiency.
•	Net attributable profit affected by the tax reform at the end of 2017.

Business activity (1) (Year-on-year change at constant exchange rate. Data as of 30-06-18)

4.1%
6.0%
Performing loans and advances to customers under management
Customers funds under management

(1) Excluding repos.

Net interest income/ATAs (Percentage. Constant exchange rate)

2.57
2.56
2.70
2.82
2.86
2Q17
3Q17
4Q17
1Q18
2Q18

Operating income (Million euros at constant exchange rate)

+20.2% (1)
454
546
224
230
245
262
269
277
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18

(1) At current exchange rate: 8.1%.

Net attributable profit (Million euros at constant exchange rate)

+51.2% (1)
256
387
114
141
117
84
199
188
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18

(1) At current exchange rate: 36.3%.

Breakdown of performing loans under management (1) (30-06-18)

Public sector
Mortgages
Consumer
SMEs
Other commercial
9%
19%
14%
4%
53%

(1) Excluding repos.

Breakdown of customer funds under management (1) (30-06-18)

Demand deposits
Time deposits
Other
9%
26%
65%

(1) Excluding repos.

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Macro and industry trends

According to the latest available information from the Bureau of Economic Analysis (BEA), U.S. GDP grew by 2.0% in the first quarter of 2018, showing moderation with respect to the end of last year. Despite this slowdown, both investment and consumption remained robust and continued to contribute positively to growth. Private consumption, both goods and services, continued to be supported by solid fundamentals, such as the dynamism of the labor market and the higher growth of wages, which added to the optimism of households. Given this context, the strength of domestic demand, partly driven by a more expansive fiscal policy, and the rebound in the price of oil, accelerated inflation to 2.8% (May data). The Fed continued with its monetary policy normalization, with two increases of official interest rates of 25 basis points each during the first half of 2018 (up to the 1.75-2.0% range). It is expected to continue on this path for the remainder of the year.

The persistence of the expansive U.S. cycle has combined with the resurgence of uncertainty and financial volatility associated with factors that include fear of escalating protectionism and a greater perception of the risk of vulnerability in emerging markets. As a result the U.S. dollar experienced a substantial appreciation in the second quarter of 2018, amounting to 2.9% based on data at the end of June.

The general situation of the country’s banking system continued to be very positive. According to the latest available data from the Fed through May 2018, the total volume of bank credit in the system increased by 3.0% over the last twelve months, with growth in all the main portfolios. At the same time, deposits showed a behavior similar to that of credit, with a year-on-year increase of 3.5%. Lastly, non-performing loans continued their downward trend, with an NPL ratio of 1.7% at the end of the first quarter of 2018.

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity year-to-date as of 30-June-2018 were:

•	Lending activity in the area (performing loans under management) showed an increase of 1.9% year-to-date and 4.1% year-on-year.
•	By portfolio, higher interest rates led to a decline in mortgages and loans to developers (construction real estate). In contrast, consumer and credit card loans, which have higher margins and are therefore more profitable, increased by 12.1% year-to-date. Both loans to SMEs (up 9.1%) and corporates (up 3.8%) also performed well.

•	With respect to asset quality, risk indicators in the area continued to be solid. The NPL ratio remained at 1.2%. The NPL coverage ratio closed the quarter at 93%.

•	Customer deposits under management decreased 2.8% year-to-date, but had a year-on-year increase of 6.0%, thanks to deposit-gathering campaigns launched in 2017. It is worth noting that the second quarter of each year are those when bank deposits are most affected by seasonal factors.

Regarding BBVA Compass’ capital plan, on June, 28 the Fed announced that it had not objected to neither the plan nor the proposed capital actions. This is the fifth consecutive year that BBVA Compass has obtained this result.

Results

The United States generated a cumulative net attributable profit of €387m in the first half of 2018, up 51.2% year-on-year, due mainly to the increase in net interest income, lower provisions and lower tax expenses as a result of a reduction in the effective tax rate following the tax reform approved in the last quarter of 2017. Also worth noting are the following:

•	Net interest income continued to perform positively, with the cumulative figure up by 12.0% year-on-year and 3.0% over the quarter. This was due partly to the Fed’s interest-rate hikes, but also the strategic measures adopted by BBVA Compass to improve loan yields (boosting consumer financing) and reduce the cost of deposits (improved deposit mix and wholesale funding).

•	Net fees and commissions were flat (down 0.1% year-on-year), due to a lower contribution from markets, investment banking and money transfers. Nevertheless, there was an increase of 0.8% over the quarter.

•	NTI was down by 3.4% on the figure for the first six months of the previous year, due to lower income from interest-rate derivatives, partly offset by favorable trading gains from bonds and exchange rates.

•	Operating expenses grew by 5.6% year-on-year, below the growth of gross income (up 10.7%). As a result, there was an improvement in the efficiency ratio.

37
•	Impairment losses on financial assets fell by 38.1% in the last twelve months, due to the lower provisioning requirements in those portfolios affected by the 2017 hurricanes. As a result, the cumulative cost of risk through 30-June-2018 declined to 0.23%.

Financial statements and relevant business indicators

(Million euros and percentage)

	IFRS 9			IAS 39
Income statement	1H18	Δ %	Δ % (1)	1H17
Net interest income	1,082	0.3	12.0	1,078
Net fees and commissions	302	(10.2)	(0.1)	336
Net trading income	49	(11.7)	(3.4)	55
Other operating income and expenses	4	n.s.	n.s.	(24)
Gross income	1,437	(0.6)	10.7	1,446
Operating expenses	(891)	(5.3)	5.6	(941)
Personnel expenses	(512)	(6.1)	4.7	(545)
Other administrative expenses	(293)	(1.9)	9.3	(299)
Depreciation	(86)	(11.5)	(1.1)	(97)
Operating income	546	8.1	20.2	505
Impairment on financial assets not measured at fair value through profit or loss	(63)	(44.7)	(38.1)	(113)
Provisions or reversal of provisions and other results	12	n.s.	n.s.	(5)
Profit/(loss) before tax	495	28.0	42.1	386
Income tax	(108)	5.1	16.9	(103)
Profit/(loss) for the year	387	36.3	51.2	284
Non-controlling interests	—	—	—	—
Net attributable profit	387	36.3	51.2	284

	IFRS 9			IAS 39
Balance sheets	30-06-18	Δ %	Δ % (1)	31-12-17
Cash, cash balances at central banks and other demand deposits	4,655	(34.8)	(36.6)	7,138
Financial assets designated at fair value	10,633	(3.9)	(6.6)	11,068
of which loans and advances	225	n.s.	290.4	56
Financial assets at amortized cost	58,969	7.8	4.8	54,705
of which loans and advances to customers	56,975	6.1	3.1	53,718
Inter-area positions	—	—	—	—
Tangible assets	661	0.4	(2.4)	658
Other assets	2,252	2.1	(0.8)	2,207

Total assets/liabilities and equity	77,171	1.8	(1.0)	75,775

Financial liabilities held for trading and designated at fair value through profit or loss	389	179.2	171.4	139
Deposits from central banks and credit institutions	3,119	(12.9)	(15.3)	3,580
Deposits from customers	60,704	(0.2)	(3.0)	60,806
Debt certificates	3,227	60.0	55.5	2,017
Inter-area positions	1,870	68.5	63.8	1,110
Other liabilities	4,945	(8.9)	(11.5)	5,431
Economic capital allocated	2,916	8.3	5.3	2,693

38

Relevant business indicators	30-06-18	Δ %	Δ % (1)	31-12-17
Performing loans and advances to customers under management (2)	56,658	4.9	1.9	54,036
Non-performing loans	718	3.1	0.3	696
Customer deposits under management (2)	60,810	0.0	(2.8)	60,806
Off-balance sheet funds (3)	—	—	—	—
Risk-weighted assets	61,473	4.7	1.8	58,688
Efficiency ratio (%)	62.0			64.4
NPL ratio (%)	1.2			1.2
NPL coverage ratio (%)	93			104
Cost of risk (%)	0.23			0.43

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

39

Mexico

Highlights

•	In activity, solid growth of the wholesale portfolio.

•	Expenses continue to grow below the rate of gross income.

•	Double-digit year-on-year growth in net attributable profit.

•	Good asset quality indicators.

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Macro and industry trends

Economic activity in Mexico surprised positively in the first quarter of 2018, showing a quarter-on-quarter growth of 1.1%. After the negative effect of natural disasters (earthquakes and hurricanes) in the third quarter last year, economic recovery seems to be consolidating. This good performance was mainly due to the boost from the tertiary sector (trade and services). Among the factors that led to this growth are lower inflation rates and a recovery in the income of economic agents. However, uncertainty about the economic future in the coming quarters has increased, mainly due to the fear of escalating protectionism in the United States. Its biggest effects may be on investment in the coming quarters and foreign direct investment in a longer-term time horizon.

Inflation pressures have decreased during the first part of the year. These lower inflation expectations suggest that additional interest rate hikes by Banxico might not be necessary.

For yet another quarter, the Mexican banking system showed excellent levels of solvency and asset quality. According to the latest available information from the Mexican National Banking and Securities Commission (CNBV) in April 2018, activity remained as strong as in previous quarters, with year-on-year growth in the volume of lending and deposits at 9.4% and 9.3%, respectively. Finally, both the NPL ratio (2.2%) and NPL coverage ratio (151%) were stable.

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity year-to-date as of 30-June-2018 were:

•	Increase in lending (performing loans under management) throughout the first half of 2018 (up 6.1%) and in year-on-year terms (up 8.6%). BBVA in Mexico continued to maintain its leading position in the country, with a market share of 22.9% in the outstanding portfolio of performing loans, according to local figures from the CNBV at the end of May 2018.

•	By portfolios: the wholesale portfolio, which represents 51.5% of total lending, increased by 6.9% year-to-date and 9.5% in year-on-year terms, mainly driven by corporates and medium-sized companies. The government portfolio presented a flat performance since the end of 2017, while it showed a decline of 6.0% in year-on-year terms. The retail portfolio increased by 5.2% during the first half of the year (up 7.7% year-on-year), strongly supported by consumer loans, which rose by 3.9% (5.8% year-on-year). New loan production of credit cards performed excellently. However, the year-to-date figure increased by 0.6%, as more than 95% of the amount invoiced to customers was paid in the same month. In year-on-year terms there was growth of 4.9%.

•	Improvement, once again, in asset quality indicators over the quarter: NPL and NPL coverage ratios closed the half year at 2.0% and 155%, respectively.

•	Total customer funds (customer deposits under management, mutual funds and other off-balance sheet funds) posted a year-to-date increase of 3.3% and a year-on-year growth of 10.0%, explained by the performance of demand deposits (up 2.3% year-to-date, and up 8.6% year-on-year) and particularly time deposits, which grew at 6.3% and 15.0%, respectively. Mutual funds increased by 5.5% year-to-date (up 11.6% year-on-year).

•	A profitable funding mix: low-cost items account for 77% of total customer deposits under management.

Results

BBVA in Mexico posted a net attributable profit in the first half of 2018 of €1,208m, a year-on-year increase of 21.2%. Main highlights on the year-on-year income statement are:

•	Positive performance of net interest income, which increased 7.8% year-on-year, driven primarily by greater volumes of activity.

•	Good performance of net fees and commissions, with growth of 8.2% over the last twelve months. They remained strongly influenced by an increased volume of transactions with credit card customers, cash management and mutual funds.

•	NTI increased (up 35.4% year-on-year) due to the positive results from the Global Markets Unit.

•	In other income/expenses the comparison was negative year-on-year (down 23.5%), mainly explained by extraordinary income from insurance activity in the first half of 2017.

•	Operating expenses continued to grow at a controlled pace (up 4.4% year-on-year) and below the area’s gross income growth of 7.7%. As a result, the efficiency ratio has continued to improve and stood at 33.0% at the close of the first half of the year.

•	Good risk management has been reflected in the 6.5% decline in impairment losses on financial assets. This is explained, among other factors, by a lower volume of non-performing assets. As a result, the cumulative cost of risk in the area closed at 2.93% from 3.24% as of December 2017.

41
•	Other gains (losses) included the extraordinary income from the sale of BBVA Bancomer’s stake in a real-estate development in the first quarter of 2018, and the capital gain from the sale of a building by Bancomer in the second quarter of 2018.

Financial statements and relevant business indicators (Million euros and percentage)

	IFRS 9			IAS 39
Income statement	1H18	Δ %	Δ % (1)	1H17
Net interest income	2,648	(1.8)	7.8	2,696
Net fees and commissions	589	(1.4)	8.2	597
Net trading income	144	23.4	35.4	117
Other operating income and expenses	84	(30.3)	(23.5)	120
Gross income	3,465	(1.8)	7.7	3,530
Operating expenses	(1,144)	(4.8)	4.4	(1,202)
Personnel expenses	(498)	(4.2)	5.2	(520)
Other administrative expenses	(524)	(5.3)	3.9	(553)
Depreciation	(122)	(5.6)	3.5	(129)
Operating income	2,321	(0.3)	9.4	2,328
Impairment on financial assets not measured at fair value through profit or loss	(708)	(14.8)	(6.5)	(831)
Provisions or reversal of provisions and other results	54	n.s.	n.s.	(8)
Profit/(loss) before tax	1,667	12.0	22.9	1,488
Income tax	(458)	16.1	27.4	(395)
Profit/(loss) for the year	1,208	10.5	21.2	1,094
Non-controlling interests	(0)	10.3	21.0	(0)
Net attributable profit	1,208	10.5	21.2	1,094

	IFRS 9			IAS 39
Balance sheets	30-06-18	Δ %	Δ % (1)	31-12-17
Cash, cash balances at central banks and other demand deposits	5,928	(32.9)	(35.1)	8,833
Financial assets designated at fair value	28,293	(1.2)	(4.4)	28,627
of which loans and advances	27	(98.3)	(98.3)	1,558
Financial assets at amortized cost	55,871	17.2	13.3	47,691
of which loans and advances to customers	49,498	8.2	4.6	45,768
Tangible assets	1,734	(0.9)	(4.1)	1,749
Other assets	2,785	(61.1)	(62.4)	7,160

Total assets/liabilities and equity	94,611	0.6	(2.7)	94,061

Financial liabilities held for trading and designated at fair value through profit or loss	17,254	83.5	77.4	9,405
Deposits from central banks and credit institutions	1,987	(66.0)	(67.2)	5,853
Deposits from customers	49,573	(0.8)	(4.1)	49,964
Debt certificates	8,012	9.6	6.0	7,312
Other liabilities	13,773	(21.9)	(24.4)	17,627
Economic capital allocated	4,011	2.8	(0.5)	3,901

42

Relevant business indicators	30-06-18	Δ %	Δ % (1)	31-12-17
Performing loans and advances to customers under management (2)	49,568	9.7	6.1	45,196
Non-performing loans	1,052	(6.3)	(9.4)	1,124
Customer deposits under management (2)	48,142	6.8	3.2	45,093
Off-balance sheet funds (3)	20,823	6.9	3.4	19,472
Risk-weighted assets	50,630	12.7	8.9	44,941
Efficiency ratio (%)	33.0			34.4
NPL ratio (%)	2.0			2.3
NPL coverage ratio (%)	155			123
Cost of risk (%)	2.93			3.24

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

43

Turkey

Highlights

•	Dynamic activity.

•	Solid growth of recurring revenue items.

•	Control of operating expenses, with growth below the level of inflation and the area’s gross income. Risk indicators affected by the one-off impairment of the wholesale portfolio and the update of the macroeconomic scenario.

44

Macro and industry trends

According to the most recent figures from the Turkish Statistical Institute, Turkey’s year-on-year economic growth was 7.4% in the first quarter of 2018, supported by the continued positive contribution from solid domestic demand. The cool-down in economic activity could become more evident in the second half of this year, as statistical base effects and tighter financial conditions have a negative effect on domestic demand.

Annual inflation hit 15.4% year-on-year in June, the highest level since December 2013, due to the broad-based acceleration in core prices and exceptional food inflation because of bad weather conditions. Also, the pass-through effect of accelerated exchange-rate depreciation led core inflation to jump up to 14.6% year-on-year.

The CBRT increased its funding interest rate by 500 bps to 17.75%, simplified its monetary policy framework and provided some supporting liquidity measures following its March meeting. The CBRT’s goal is to reinforce its stance on inflation worries in the short term and take a solid step to restore credibility in the face of worsening inflation expectations.

In the Turkish financial sector, year-on-year credit growth decelerated throughout the first half of 2018, mainly due to business lending. As of the end of June 2018, the year-on-year growth rate in total lending (adjusted for the effect of the depreciation of the lira) stood at 14%. Deposits from customers also showed some slowdown. The year-on-year growth rate in total deposits fell to 8.7% (also adjusted for the effect of the depreciation of the lira). Turkish-lira deposits grew by 13.2% and foreign-currency deposits (in U.S. dollars) contracted by 2.3%. Lastly, the NPL ratio in the sector remained stable and closed the month of June at 2.9%.

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity year-to-date as of 30-June-2018 were:

•	Lending activity (performing loans under management) in the area grew by 9.2% in the first six months (up 14.9% in year-on-year terms), mainly driven by moderate growth in Turkish-lira loans, while foreign-currency loans (in U.S. dollars) declined.
•	By segments, Garanti continued to perform favorably in Turkish-lira business banking loans. Also, Garanti outperformed the sector in consumer general purpose loans and in auto loans. In mortgages, Garanti once more gained market share among Turkish private banks. Finally, there was growth in both consumer and corporate credit card balances, where Garanti strengthened its leading position.

•	In terms of asset quality, the NPL ratio closed at 4.5% and the NPL coverage ratio stood at 76%.

•	Customer deposits (58% of total liabilities in the area as of 30-June-2018) remained the main source of funding for the balance sheet in Turkey and grew by 11.5% in the half-year (up 20.3% in year-on-year terms), supported by growth showed by Turkish-lira deposits. Demand deposits performed well, both in Turkish lira and foreign currency, and continued to be the main support for the growth of net interest income (since they have almost zero cost), with a weight of 32% of total customer deposits. Additionally, deposits from retail and SMEs segments continued to be a focus of activity in the first half of 2018, supporting low funding costs.

Results

Turkey generated a cumulative net attributable profit of €373m in the first half of 2018, which represents a 25.6% rise in year-on-year terms. The most significant aspects of the year-on-year changes in the income statement were as follows:

•	Positive performance of net interest income (up 17.9%). This positive trend is, above all, a result of the increase in activity, good management of customer spreads (despite the funding cost increase) and higher income from inflation-linked bonds.

•	Income from fees and commissions grew by 32.8%. This significant increase was mainly driven by the good performance in payment systems, cash loan, insurance fees and other diversified fee-and-commission areas. ï,· Decrease in NTI (down 42.7%) due to lower results from the sale of securities and the non-performing-loan portfolio, partially offset by gains in derivatives and in exchange differences.

•	Overall, gross income was up 21.2% in the first half of 2018 compared to the same period of 2017, thanks to increased core banking activities.

•	Operating expenses were up by 11.0%, slightly below the average inflation rate (11.5%) and well below the year-on-year growth rate in gross income, thanks to the strict cost-control discipline. As a result, the efficiency ratio declined to 35.2%.

45
•	Impairment losses on financial assets rose by 66.3%, due to more demanding IFRS 9 criteria reflected on staging, some negative impacts from wholesale-customer impairment and update of the macroeconomic scenario. As a result, the cumulative cost of risk of the area stood at 1.23%.

Financial statements and relevant business indicators

(Million euros and percentage)

	IFRS 9			IAS 39
Income statement	1H18	Δ %	Δ % (1)	1H17
Net interest income	1,510	(6.3)	17.9	1,611
Net fees and commissions	371	5.5	32.8	352
Net trading income	4	(54.5)	(42.7)	9
Other operating income and expenses	39	48.7	87.1	26
Gross income	1,924	(3.7)	21.2	1,998
Operating expenses	(677)	(11.8)	11.0	(768)
Personnel expenses	(356)	(12.5)	10.1	(407)
Other administrative expenses	(242)	(9.4)	14.0	(267)
Depreciation	(78)	(15.7)	6.1	(93)
Operating income	1,247	1.3	27.5	1,230
Impairment on financial assets not measured at fair value through profit or loss	(315)	32.2	66.3	(239)
Provisions or reversal of provisions and other results	34	91.7	141.2	18
Profit/(loss) before tax	966	(4.3)	20.4	1,010
Income tax	(210)	4.9	32.1	(201)
Profit/(loss) for the year	756	(6.6)	17.5	809
Non-controlling interests	(383)	(12.2)	10.5	(436)
Net attributable profit	373	(0.2)	25.6	374

	IFRS 9			IAS 39
Balance sheets	30-06-18	Δ %	Δ % (1)	31-12-17
Cash, cash balances at central banks and other demand deposits	4,171	3.3	21.3	4,036
Financial assets designated at fair value	5,886	(8.3)	7.7	6,419
of which loans and advances	—	—	—	—
Financial assets at amortized cost	59,844	(8.1)	8.0	65,083
of which loans and advances to customers	48,530	(5.5)	10.9	51,378
Tangible assets	1,174	(12.7)	2.6	1,344
Other assets	1,744	(3.7)	13.0	1,811
Total assets/liabilities and equity	72,818	(7.5)	8.7	78,694
Financial liabilities held for trading and designated at fair value through profit or loss	2,027	213.1	267.6	648
Deposits from central banks and credit institutions	9,506	(15.1)	(0.3)	11,195
Deposits from customers	42,309	(5.3)	11.2	44,691
Debt certificates	6,591	(21.0)	(7.3)	8,346
Other liabilities	10,061	(11.1)	4.4	11,321
Economic capital allocated	2,323	(6.8)	9.4	2,493

46

Relevant business indicators	30-06-18	Δ %	Δ % (1)	31-12-17
Performing loans and advances to customers under management (2)	47,840	(7.0)	9.2	51,438
Non-performing loans	2,811	10.1	29.3	2,553
Customer deposits under management (2)	42,299	(5.0)	11.5	44,539
Off-balance sheet funds (3)	3,440	(11.8)	3.5	3,902
Risk-weighted assets	58,770	(6.4)	9.9	62,768
Efficiency ratio (%)	35.2			36.5
NPL ratio (%)	4.5			3.9
NPL coverage ratio (%)	76			85
Cost of risk (%)	1.23			0.82

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

47

South America

Highlights
•	Activity continues to grow at a good pace.
•	Positive performance of all the lines on the income statement.
•	Expenses grow at a rate below the increase in gross income.
•	Good asset quality indicators.

48

Macro and industry trends

During the first quarter of 2018, the economies of South America strengthened the recovery they had begun in 2017. This good performance was due to the favorable behavior of consumption and investment (except in Argentina, as a consequence of the exchange-rate crisis). The main factors explaining this situation are: i) the increase in the price of most commodities exported by the region; and ii) a reduction in political tensions following the elections in Colombia and Peru. Both points contributed to improving the confidence of not only producers, but also consumers, except in Argentina, where market volatility, rising inflation and protests have contributed to a reduction of the confidence indices.

With respect to prices, a downward trend in inflation in the region is being observed, which is why convergence to the targets set by central banks is slowly being achieved; with the exception of Argentina and Brazil, where the depreciation of their local currencies in recent months is creating inflationary pressures. Signs of a tightening in the Fed’s monetary policy are generating tensions in the financial markets in the countries of the region. Finally, interest rates have remained practically stable in the quarter, with the exception of Colombia, where there was a reduction of 25 basis points, and Argentina, whose Central Bank raised interest rates to curb exchange-rate volatility.

Regarding the banking systems within BBVA’s regional footprint, the macroeconomic backdrop and low levels of banking penetration in these countries in aggregate terms (obviously with differences between countries) led to strong results in the main indicators of profitability and solvency, while non-performing loans remained under control. In addition, there has been sustained growth in lending and deposits.

Activity

As of 6-July-2018, after obtaining all required authorizations, BBVA completed the sale to The Bank of Nova Scotia of its direct and indirect stake in Banco Bilbao Vizcaya Argentaria, Chile (BBVA Chile) as well as in other companies of its group in Chile whose operations are complementary to the banking business (particularly, BBVA Seguros Vida, S.A.). BBVA’s stake in BBVA Chile amounted to approximately 68.2% of its share capital. The impacts of this transaction will be reflected in the financial statements of the BBVA Group for the third quarter of 2018.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rates, and include BBVA Chile. These rates, together with changes at current exchange rates, can be seen in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity year-to-date as of 30-June-2018 were:

•	Lending (performing loans under management) in South America grew by 3.8% year-to-date and 11.2% year-on-year. By country, the most significant increase was in Argentina (up 22.4% year-to-date and up 77.5% year-on-year). By portfolios, performance was especially positive in the household segment.

•	Regarding asset quality, there was a slight increase in the NPL ratio, which closed the first half of 2018 at 3.7%, while the NPL coverage ratio grew at 91%.

•	Customer funds increased by 3.4% year-to-date (up 9.5% year-on-year), supported by off-balance-sheet funds (up 7.5% year-to-date) time deposits (up 4.3%) and, to a lesser extent, demand deposits (up 0.6). By country there was a positive trend in Argentina (up 27.7%), Colombia (up 4.7%) and Chile (1.7%).

Results

In the first half of 2018, South America generated a net attributable profit of €452m, which represents year-on-year growth of 30.6% (up 11.8% at current exchange rates). The year-on-year highlights of the area’s income statement are:

•	A year-on-year increase of 14.3% in gross income, thanks to the good performance of more recurring revenue items and greater contribution from NTI. Net interest income (up 15.0%) grew faster than the year-on-year increase in lending, thanks to a greater volume and good price management. Net fees and commissions rose 12.7% in the same period.

•	Growth of operating expenses (up 8.9%) was below the growth of gross income in the area, as a result of the cost control implemented in all the countries. Therefore, there was an improvement in the efficiency ratio.

•	Decrease of the impairment losses on financial assets (down 4.0%), but well below the increase in lending in the area. As a result, the cumulative cost of risk at the close of March stood at 1.30%.

By country, the trends in the first half of 2018 were as follows:

•	In Argentina, there was year-on-year growth in gross income of 50.4%. This increase was based both on the performance of recurring revenue (boosted by higher volumes of business) and the positive performance of NTI (mainly due to exchange rates). Operating expenses grew below the rate of gross income, and impairment losses on financial assets also posted a growth. As a result, there was a significant year-on-year increase in net attributable profit (up 62.5%).

49
•	In Chile, net attributable profit was 8.9% higher than the same period of the previous year. Net interest income performed well (driven by the positive trend in lending and good management of customer spreads), net fees and commissions were higher and impairment losses on financial assets decreased.

•	In Colombia, the increase in earnings was based on the good performance of net interest income (due to a positive performance in activity and customer spreads) and higher net fees and commissions, which boosted gross income (up 7.0%) above the rate of growth of operating expenses (up 6.3.%). Together with the reduction of impairment losses on financial assets, this led to a year-on-year increase of 59.6% in the net attributable profit.

•	In Peru, net attributable profit increased by 10.4% year-on-year, leveraged by the good performance of net interest income (increase in lending), higher net fees and commissions, operating expenses growing at a slightly slower pace than the gross income and a decrease in impairment losses on financial assets.

Financial statements and relevant business indicators

(Million euros and percentage)

	IFRS 9			IAS 39
Income statement	1H18	Δ %	Δ % (1)	1H17
Net interest income	1,606	(0.7)	15.0	1,617
Net fees and commissions	333	(5.5)	12.7	352
Net trading income	231	(6.3)	9.5	247
Other operating income and expenses	27	(25.2)	34.8	36
Gross income	2,197	(2.4)	14.3	2,252
Operating expenses	(945)	(9.2)	8.9	(1,041)
Personnel expenses	(486)	(9.7)	8.8	(538)
Other administrative expenses	(399)	(9.6)	8.3	(442)
Depreciation	(60)	(1.3)	14.6	(60)
Operating income	1,252	3.4	18.7	1,211
Impairment on financial assets not measured at fair value through profit or loss	(326)	(13.2)	(4.0)	(375)
Provisions or reversal of provisions and other results	(35)	(24.0)	(11.2)	(46)
Profit/(loss) before tax	891	12.8	31.8	790
Income tax	(252)	10.0	29.2	(230)
Profit/(loss) for the year	638	14.0	32.8	560
Non-controlling interests	(187)	19.8	38.6	(156)
Net attributable profit	452	11.8	30.6	404

	IFRS 9			IAS 39
Balance sheets	30-06-18	Δ %	Δ % (1)	31-12-17
Cash, cash balances at central banks and other demand deposits	7,514	(16.9)	(12.5)	9,039
Financial assets designated at fair value	10,098	(13.1)	(10.7)	11,627
of which loans and advances	184	n.s.	n.s.	3
Financial assets at amortized cost	51,383	0.3	3.5	51,207
of which loans and advances to customers	48,837	1.2	4.2	48,272
Tangible assets	616	(15.0)	(7.1)	725
Other assets	1,071	(47.5)	(46.0)	2,038

Total assets/liabilities and equity	70,682	(5.3)	(2.1)	74,636

Financial liabilities held for trading and designated at fair value through profit or loss	2,657	(5.9)	(4.5)	2,823
Deposits from central banks and credit institutions	5,042	(33.2)	(33.2)	7,552
Deposits from customers	45,615	(0.1)	3.6	45,666
Debt certificates	6,809	(5.6)	(4.6)	7,209
Other liabilities	7,286	(14.3)	(8.4)	8,505
Economic capital allocated	3,274	13.6	18.9	2,881

50

Relevant business indicators	30-06-18	Δ %	Δ % (1)	31-12-17
Performing loans and advances to customers under management (2)	48,454	0.8	3.8	48,068
Non-performing loans	2,088	10.8	9.9	1,884
Customer deposits under management (3)	45,344	(1.4)	2.3	45,970
Off-balance sheet funds (4)	12,970	6.3	7.5	12,197
Risk-weighted assets	55,151	(1.5)	3.5	55,975
Efficiency ratio (%)	43.0			45.1
NPL ratio (%)	3.7			3.4
NPL coverage ratio (%)	91			89
Cost of risk (%)	1.30			1.32

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

South America. Data per country

(Million euros)

	IFRS 9			IAS 39	IFRS 9			IAS 39
	Operating income				Net attributable profit
Country	1H18	Δ %	Δ % (1)	1H17	1H18	Δ %	Δ % (1)	1H17
Argentina	289	24.6	90.6	232	113	6.3	62.5	106
Chile	220	0.5	4.1	219	101	5.2	8.9	96
Colombia	324	(1.4)	7.4	329	123	46.5	59.6	84
Peru	347	(4.9)	5.4	365	85	(0.4)	10.4	85
Other countries (2)	72	7.5	17.4	67	31	(8.1)	1.2	33
Total	1,252	3.4	18.7	1,211	452	11.8	30.6	404

(1)	Figures at constant exchange rates.
(2)	Venezuela, Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America. Relevant business indicators per country

(Million euros)

	Argentina		Chile		Colombia		Peru
	30-06-18	31-12-17	30-06-18	31-12-17	30-06-18	31-12-17	30-06-18	31-12-17
Performing loans and advances to customers under management (1-2)	4,871	3,981	14,665	14,264	12,714	12,408	13,221	13,178
Non-performing loans and guarantees given (1)	47	31	437	411	778	701	702	656
Customer deposits under management (1-3)	5,934	4,714	9,502	9,453	13,298	12,754	12,065	12,412
Off-balance sheet funds (1-4)	1,199	873	1,398	1,265	1,273	1,166	1,692	1,608
Risk-weighted assets	7,914	9,364	14,861	14,431	12,983	12,299	15,360	14,879
Efficiency ratio (%)	49.4	56.1	45.3	45.2	36.2	36.0	36.1	35.6
NPL ratio (%)	0.9	0.8	2.6	2.6	5.7	5.3	4.0	3.8
NPL coverage ratio (%)	182	198	61	60	97	88	99	100
Cost of risk (%)	1.32	0.61	0.71	0.76	1.96	2.59	1.29	1.14

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

51

Rest of Eurasia

Highlights

•	Positive trend in lending activity.

•	Performance of deposits strongly influenced by the environment of negative interest rates.

•	Earnings affected by decrease in revenues.

•	Good performance of the NPL and NPL coverage ratios.

Macro and industry trends

Growth in the Eurozone slowed in the first quarter of this year to 0.4% quarter-on-quarter, according to the latest information from Eurostat. This moderation is mainly explained by the worse performance of exports, due to the lagging effects of the appreciation of the euro last year, and the recent increase in oil prices. Nonetheless, domestic demand continues solid. In addition, the labor market is still supporting the growth of private spending. The recent depreciation of the euro during the second quarter of 2018, added to the continued buoyancy in world trade, will continue to support both the competitiveness of exports and the dynamism of investment. In this context, headline inflation rose to 2.0% in June, mainly due to the rise in energy and food prices, while core inflation remained at low levels (1.2%). In this scenario, the ECB will gradually reduce asset purchases over the coming months and end them in December. The ECB has also announced that it will keep interest rates low until, at least, the summer of 2019. The objective is to avoid shocks to the financial markets. This is particularly important due to wage pressures (still limited) and rising political risks in Europe and global risks associated with protectionism.

Activity and results

This business area basically includes the Group’s retail and wholesale business in Europe (excluding Spain) and Asia.

The key aspects of the activity and results as of 30-June-2018 in this area were:

•	Lending (performing loans under management) grew by 8.3% year-to-date (down 0.4% year-on-year).

•	Credit risk indicators improved in the last three months: the NPL ratio closed June at 1.7% (2.1% as of March 2018 and 2.4% as of December 2017) and the NPL coverage ratio closed at 93% (88% as of 31-March-2018 and 74% as of 31-December-2017).

•	Customer deposits under management were still strongly influenced by the environment of negative interest rates. Data as of June 2018 showed a year-to-date decline of 21.9%. In the last twelve months, there was a fall of 28.4%

•	Regarding earnings, gross income declined by 15.8% year-on-year: the Rest of Europe fell by 18.1% while Asia grew slightly, by 5.9%. Operating expenses continued to fall (down 7.9% year-on-year), due to tight control of personnel and discretionary costs. This geographic area contributed a cumulative net attributable profit in the first half of 2018 of €58 million, down 20.3% on the same period of 2017.

52

Financial statements and relevant business indicators

(Million euros and percentage)

	IFRS 9		IAS 39
Income statement	1H18	Δ %	1H17
Net interest income	82	(13.8)	95
Net fees and commissions	79	(3.4)	82
Net trading income	55	(31.1)	80
Other operating income and expenses	(0)	(91.5)	(0)
Gross income	216	(15.8)	256
Operating expenses	(142)	(7.9)	(154)
Personnel expenses	(67)	(16.9)	(80)
Other administrative expenses	(72)	6.9	(68)
Depreciation	(3)	(52.6)	(6)
Operating income	74	(27.6)	102
Impairment on financial assets not measured at fair value through profit or loss	14	52.5	9
Provisions or reversal of provisions and other results	2	n.s.	(7)
Profit/(loss) before tax	90	(13.4)	104
Income tax	(32)	2.5	(31)
Profit/(loss) for the year	58	(20.3)	73
Non-controlling interests	—	—	—
Net attributable profit	58	(20.3)	73

	IFRS 9		IAS 39
Balance sheets	30-06-18	Δ %	31-12-17
Cash, cash balances at central banks and other demand deposits	884	0.7	877
Financial assets designated at fair value	539	(45.6)	991
of which loans and advances	—	—	—
Financial assets at amortized cost	16,618	10.7	15,009
of which loans and advances to customers	15,287	2.8	14,864
Inter-area positions	—	—	—
Tangible assets	37	3.4	36
Other assets	380	7.9	352
Total assets/liabilities and equity	18,457	6.9	17,265
Financial liabilities held for trading and designated at fair value through profit or loss	41	(8.6)	45
Deposits from central banks and credit institutions	2,624	11.0	2,364
Deposits from customers	5,233	(21.9)	6,700
Debt certificates	290	(18.0)	354
Inter-area positions	8,617	52.7	5,643
Other liabilities	866	(30.5)	1,246
Economic capital allocated	786	(13.9)	913

Relevant business indicators	30-06-18	Δ %	31-12-17
Performing loans and advances to customers under management (1)	16,630	8.3	15,362
Non-performing loans	402	(27.8)	556
Customer deposits under management (1)	5,233	(21.9)	6,700
Off-balance sheet funds (2)	388	3.2	376
Risk-weighted assets	15,002	(1.0)	15,150
Efficiency ratio (%)	65.8		65.9
NPL ratio (%)	1.7		2.4
NPL coverage ratio (%)	93		74
Cost of risk (%)	(0.15)		(0.16)

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

53

Corporate Center

The Corporate Center basically includes the costs of the head offices that have a corporate function; management of structural exchange-rate positions; certain issuances of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding earnings, whose management is not linked to customer relationships, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles.

The Corporate Center had a net attributable loss of €586m in the first half of 2018, compared with a loss of €402m in the same period of 2017. The most relevant aspect of the income statement was the negative contribution from NTI. In the same period of 2017, capital gains were recorded, in the amount of €204m before taxes, from the sale of the 1.7% of the stake in CNCB.

Financial statements

(Million euros and percentage)

	IFRS 9		IAS 39
Income statement	1H18	Δ %	1H17
Net interest income	(140)	(26.2)	(190)
Net fees and commissions	(32)	(31.7)	(47)
Net trading income	(58)	n.s.	244
Other operating income and expenses	35	(5.6)	37
Gross income	(196)	n.s.	43
Operating expenses	(460)	4.1	(441)
Personnel expenses	(245)	1.0	(243)
Other administrative expenses	(102)	127.1	(45)
Depreciation	(112)	(26.8)	(154)
Operating income	(655)	64.5	(398)
Impairment on financial assets not measured at fair value through profit or loss	(0)	(89.9)	(1)
Provisions or reversal of provisions and other results	(79)	62.3	(49)
Profit/(loss) before tax	(734)	64.0	(448)
Income tax	158	160.3	61
Profit/(loss) for the year	(576)	48.9	(387)
Non-controlling interests	(10)	(32.2)	(15)
Net attributable profit	(586)	45.9	(402)

	IFRS 9		IAS 39
Balance sheets	30-06-18	Δ %	31-12-17
Cash, cash balances at central banks and other demand deposits	104	n.s.	5
Financial assets designated at fair value	5,386	114.3	2,514
of which loans and advances	—	—	—
Financial assets at amortized cost	—	—	—
of which loans and advances to customers	—	—	—
Inter-area positions	(5,319)	254.4	(1,501)
Tangible assets	1,645	(13.1)	1,893
Other assets	20,434	16.2	17,585

Total assets/liabilities and equity	22,248	8.5	20,497

Financial liabilities held for trading and designated at fair value through profit or loss	—	—	—
Deposits from central banks and credit institutions	—	—	—
Deposits from customers	—	—	—
Debt certificates	8,086	(7.8)	8,772
Inter-area positions	(15,681)	(4.3)	(16,384)
Other liabilities	109	(75.4)	443
Economic capital allocated	(23,358)	(6.3)	(24,941)
Shareholders’ funds	53,093	0.9	52,606

54

Other information: Corporate & Investment Banking

Highlights

•	Continued environment of pressure on margins and excess liquidity is maintained.

•	Recovery in lending activity over the quarter.

•	Containment of expenses and impairments.

55

Financial market trends

In the second quarter of the year, the financial markets were influenced by a tightening of global financial conditions, above all an appreciation of the dollar and an increase in interest rates in the United States. This situation caused a readjustment of the risk assessment in emerging countries, which forced several central banks to tighten their monetary policy. The escalation in trade tensions between the United States and China is a further source of uncertainty, which could make the market move towards a more risk-averse environment and anchor the interest rates of long-term debt.

In Europe, peripheral risk reappeared with the new government coalition in Italy. The country’s risk premium against the German Bund increased significantly and infected the rest of the peripheral countries to a certain extent. This episode had global repercussions: refuge in German and American bonds and depreciation of the euro.

Despite the process of adjustment in emerging countries, the Fed and the ECB continued with the normalization of their monetary policies, as has been discussed throughout this report. The divergence between these monetary policies also contributed to the appreciation of the dollar against the euro.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at the current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity year-to-date as of 30-June-2018 were:

•	The market context remains unchanged, with margins squeezed and excess liquidity. Lending (performing loans under management) showed signs of recovery compared to the end of the first quarter of 2018, and grew by 6.6% year-to-date and 3.9% year-on-year. By geography, it grew in Mexico, Turkey, South America and Rest of Eurasia, while it fell in Spain and the United States.

•	Decrease in customer funds (down 12.0% year-to-date and down 8.8% year-on-year). The figures varied by geography, with growth in Mexico, South America and Turkey and decline in Spain, the United States and Rest of Eurasia.

•	In the mergers & acquisitions (M&A) business, activity in Spain and Portugal during the quarter continued to be positive, driven by the same factors that boosted the market throughout 2017 and influenced by the rebound of foreign direct investment. The availability of liquidity, the attractive financing conditions and the economic growth situation in Spain are expected to continue to stimulate the market during the second half of the year.

•	In the Equity Capital Markets Unit (ECM), the second quarter of the year was characterized by some instability in the markets and high levels of volatility. The outlook for activity for the rest of the year is positive, thanks to the mandates achieved, many of which could be completed after the summer.

•	BBVA’s leadership in the green loan market was reflected in the 17 transactions structured and led in the last 18 months, representing a total value of €11.7 billion, in a market of about €28.4 billion (approximately 41% of the total). This makes BBVA the most active financial institution in this business internationally.

Results

CIB registered a net attributable profit in the first half of €597m, down 2.0% on the first half of 2017. The highlights of the year-on-year changes in the income statement in this aggregate are summarized below:

•	Increase in net interest income (up 7.7% on year-on-year terms), driven by good performance in the United States, Mexico, South America and Turkey.

•	Net fees and commissions showed a flat performance.

•	Rise in NTI (up 6.2%), thanks to favorable performance in recurring activity with customers and an adequate risk management arising from this activity and carried out by the Global Market Unit. All this despite the convulsive in the markets, especially in the second quarter of 2018, and the fact that they compare with an exceptionally high first half of 2017.

•	This, together with the negative impact of the other income and expenses, explains the year-on-year decrease of 2.1% in gross income.

•	Operating expenses remained stable (up 0.4%). The key elements were once more reduction of personnel and discretionary expenses, and moderation of costs associated with the investment plan in technology.

•	Finally, there was a positive performance of impairment losses on financial assets, which decreased by 83.5%, mainly as a result of lower provision needs in Spain and a reduction in risk due to the improved ratings of some customers in the energy sector in the United States.

56

Financial statements and relevant business indicators

(Million euros and percentage)

	IFRS 9			IAS 39
Income statement	1H18	Δ %	Δ % (1)	1H17
Net interest income	663	(2.2)	7.7	678
Net fees and commissions	376	(8.5)	(0.1)	411
Net trading income	494	(1.9)	6.2	504
Other operating income and expenses	(13)	n.s.	n.s.	94
Gross income	1,520	(9.9)	(2.1)	1,687
Operating expenses	(513)	(5.1)	0.4	(541)
Personnel expenses	(228)	(11.0)	(6.7)	(256)
Other administrative expenses	(230)	(0.8)	7.2	(232)
Depreciation	(55)	3.9	5.9	(53)
Operating income	1,007	(12.1)	(3.3)	1,146
Impairment on financial assets not measured at fair value through profit or loss	(3)	(87.1)	(83.5)	(20)
Provisions or reversal of provisions and other results	(20)	(14.5)	(15.9)	(24)
Profit/(loss) before tax	984	(10.7)	(1.7)	1,103
Income tax	(263)	(10.3)	(2.2)	(293)
Profit/(loss) for the year	721	(10.9)	(1.6)	809
Non-controlling interests	(124)	(15.8)	0.7	(147)
Net attributable profit	597	(9.8)	(2.0)	662
(1) Figures at constant exchange rates.

	IFRS 9			IAS 39
Balance sheets	30-06-18	Δ %	Δ % (1)	31-12-17
Cash, cash balances at central banks and other demand deposits	3,050	(27.4)	(29.2)	4,200
Financial assets designated at fair value	99,619	36.7	36.0	72,878
of which loans and advances	23,583	n.s.	n.s.	648
Financial assets at amortized cost	66,960	(28.7)	(27.9)	93,948
of which loans and advances to customers	59,033	(12.6)	(11.3)	67,529
Inter-area positions	—	—	—	—
Tangible assets	32	(8.8)	(7.1)	35
Other assets	4,693	100.4	102.2	2,342

Total assets/liabilities and equity	174,354	0.5	0.9	173,403

Financial liabilities held for trading and designated at fair value through profit or loss	79,926	62.9	62.8	49,060
Deposits from central banks and credit institutions	16,409	(63.9)	(64.2)	45,427
Deposits from customers	40,978	(16.0)	(15.1)	48,792
Debt certificates	1,078	106.1	105.7	523
Inter-area positions	26,401	21.7	24.8	21,687
Other liabilities	5,992	53.3	52.4	3,908
Economic capital allocated	3,569	(10.9)	(10.0)	4,007

(1) Figures at constant exchange rates.

	IFRS 9			IAS 39
Relevant business indicators	30-06-18	Δ %	Δ % (1)	31-12-17
Performing loans and advances to customers under management (2)	58,926	4.6	6.6	56,315
Non-performing loans	579	(0.9)	(2.2)	584
Customer deposits under management (2)	37,996	(13.8)	(12.7)	44,095
Off-balance sheet funds (3)	1,360	0.2	7.4	1,357
Efficiency ratio (%)	33.7			34.1

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 27, 2018	By:	/s/ María Angeles Peláez Morón
Name: María Angeles Peláez Morón

Title: Authorized representative